    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997

                                                      REGISTRATION NO. 333-32117
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------


                            SFORZA ENTERPRISES INC.

                 (Name of small business issuer in its charter)
                             ---------------------

            FLORIDA                           5812                          65-0580931
   (State or jurisdiction of      (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                           330 CLEMATIS STREET, #211
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 802-3535
         (Address and telephone number of principal executive offices)

                              MARK H. MIRKIN, ESQ.
                              MIRKIN & WOOLF, P.A.
                      1700 PALM BEACH LAKES BOULEVARD #580
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 687-4460
              (Address and telephone number of agent for service)
                             ---------------------
                                with a copy to:

                            SCOTT W. ALDERTON, ESQ.
                      TROOP MEISINGER STEUBER & PASICH LLP
                            10940 WILSHIRE BOULEVARD
                       LOS ANGELES, CALIFORNIA 90024-3902
                                 (310) 824-7000
                             ---------------------
     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 PRELIMINARY PROSPECTUS DATED OCTOBER 17, 1997

                             SUBJECT TO COMPLETION


                            SFORZA ENTERPRISES INC.


                                1,250,000 UNITS

               EACH UNIT CONTAINING ONE SHARE OF COMMON STOCK AND
                             ONE REDEEMABLE WARRANT

    Sforza Enterprises Inc., a Florida corporation (the "Company"), is offering hereby 1,250,000 units (the "Units") each containing one share of common stock, par value $0.01 per share (the "Common Stock"), and one redeemable Common Stock purchase warrant (the "Warrants"). The Units, the Common Stock and the Warrants are sometimes collectively referred to as the "Securities". The Common Stock and Warrants will trade separately immediately upon issuance. Until the completion of this offering, the Common Stock and Warrants may only be purchased together on the basis of one share of Common Stock and one Warrant. Each Warrant entitles the registered holder thereof (a "Warrantholder") to purchase one share of Common Stock at an exercise price of $5.25 at any time during the period commencing on the effective date of this Prospectus and terminating five years thereafter (the "Warrant Exercise Period"). All, but not less than all, of the Warrants are subject to redemption by the Company, at $0.01 per Warrant, at any time during the Warrant Exercise Period on 30 days prior written notice to the Warrantholders if the per share closing price of the Common Stock as reported by NASDAQ or the National Quotation Bureau, as the case may be, equals or exceeds $5.52 (130% of the Unit public offering price) for any 20 consecutive trading days ending within five days of the notice of redemption. See "Description of Securities".

    Prior to this offering, there has been no public market for the Units, the Common Stock or the Warrants and there can be no assurance that any such market will develop or, if developed, that it will be sustained. It is anticipated that the Units, the Common Stock and the Warrants will be quoted on the NASDAQ SmallCap Market under the symbols "SFZAU", "SFZA" and "SFZAW", respectively. For a discussion of the factors considered in determining the initial public offering price of the Units, see "Underwriting".
                             ---------------------

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK
 AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 7
  AND "DILUTION" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                       SHOULD BE CONSIDERED BY INVESTORS.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


==================================================================================================================
                                                                       UNDERWRITING
                                                                      DISCOUNTS AND             PROCEEDS TO
                                            PRICE TO PUBLIC           COMMISSIONS(1)             COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Unit                                         $4.25                    $0.425                   $3.825
------------------------------------------------------------------------------------------------------------------
Totals(3)                                    $5,312,500.00             $531,250.00             $4,781,250.00
==================================================================================================================



(1) The Company has agreed to issue and sell to the Underwriter, for nominal consideration, warrants to purchase 125,000 Units exercisable at $6.375 per Unit (150% of the Price to Public) and to pay the Underwriter a non-accountable expense allowance equal to 3% of the aggregate gross proceeds from sale of the Units which are not included. The Company has also agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".


(2) Before deducting offering expenses payable by the Company estimated at approximately $275,000, and the non-accountable expense allowance.


(3) The Company has granted the Underwriter a 60-day option to purchase an aggregate of up to 187,500 additional Units solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $6,109,375, $610,938 and $5,498,437, respectively. See "Underwriting".


                             -------------------------

    The Units are being offered by the Underwriter subject to prior sale when, as and if delivered to and accepted by it, and subject to the right of the Underwriter to withdraw, cancel or modify this offering and reject any order in whole or in part. It is expected that delivery of the certificates representing the Units will be made against payment therefor at the office of Joseph Charles & Associates, Inc., Beverly Hills, California or through the facilities of The
Depositary Trust Company on or about October         , 1997.

JOSEPH CHARLES & ASSOCIATES, INC.                       J.W. BARCLAY & CO., INC.

            THE DATE OF THIS PROSPECTUS IS OCTOBER            , 1997

                              [PHOTO OR RENDERING]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING PURCHASES OF THE SECURITIES TO STABILIZE THE MARKET PRICE, PURCHASES OF THE SECURITIES TO COVER SOME OR ALL OF A SHORT POSITION IN THE SECURITIES MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information, including financial information, included elsewhere in this Prospectus. Unless otherwise indicated, the "Company" refers to Sforza Enterprises Inc. and its wholly owned subsidiaries: Castle Room, Inc., Clematis Bistro Corporation and Sushi Enterprises, Inc.

                                  THE COMPANY


     The Company has three wholly-owned subsidiaries, each of which owns or is developing one restaurant (the West Palm Beach Restaurants), and has entered into an agreement to acquire 51 percent equity interests in four entities, each of which owns one restaurant (the Max's Grille Restaurants). Currently, two of the West Palm Beach Restaurants are open and one of the Max's Grille Restaurants is open.


     The Company's strategy is to own upscale, moderately priced, casual dining restaurants that are known for providing quality, affordable, contemporary food, service and ambiance in South Florida. Ultimately the Company plans to open restaurants in selected markets outside of South Florida.

     Unique Restaurant Concepts, Inc. ("URCI"), a professional developer and manager of restaurants and the owner of the Max's Grille Restaurants, operates the current and will operate the future West Palm Beach Restaurants and Max's Grille Restaurants owned by the Company. Three principals of URCI serve as directors of the Company. See "Certain Transactions".

THE WEST PALM BEACH RESTAURANTS


     Sforza Ristorante. Sforza Ristorante is a full-service, mid-priced, casual dining northern Italian restaurant which opened in February 1996 on Clematis Street in downtown West Palm Beach, Florida. Sforza Ristorante offers an extensive menu featuring a wide variety of seafood, chicken and pasta dishes, appetizers, salads and desserts and full bar service. The restaurant serves generous portions at moderate prices while providing friendly and efficient service in a high-energy casual atmosphere intended to appeal to a broad customer base, particularly young upscale adults. The restaurant has generated a high level of repeat business and customer loyalty. Sforza Ristorante reflects an elegant yet casual European concept featuring a plush red and gold decor. The eclectic design blends the ambiance of renaissance Tuscany with the energy of a rejuvenated urban area. Lush fabrics and red velvet drapery treatments are enhanced by unique hand faux finished walls. Contemporary styled sconces and pendants illuminate the dining and bar areas with soft, inviting light, enhancing the casual upscale dining experience and establishing a distinct identity for the restaurant.


     My Martini Grille. My Martini Grille is a full-service upscale grill which opened in February 1997 on Clematis Street in downtown West Palm Beach, Florida, next to Sforza Ristorante. My Martini Grille was designed to serve a sophisticated clientele, including business diners. The My Martini Grille concept embraces an elegant and timeless early twentieth century motif. My Martini Grille is Gotham City revisited. This sleek art nouveau restaurant and bar recaptures the sophisticated allure of the martini culture. Smooth cocktails are complemented with deep mahogany walls and rich purples and golds. Stylish stainless steel accents mix with unique Italian light fixtures to create a relaxed sexy elegance. All of the elements enhance the dining experience and establish a distinct identity for My Martini Grille.

     Planned sushi restaurant. The Company plans to open a full-service, mid-priced casual dining sushi restaurant in December 1997 just off Clematis Street in downtown West Palm Beach, Florida, next to My Martini Grille. The planned restaurant has been designed to reflect Tokyo in the year 2050. An ocean green tile floor, blonde maple sushi bar and stainless steel highlights will create a unique techno atmosphere. Japanese animation and comic books will assume larger than life scale in artwork incorporated into the design and construction. Large TV screens over the sushi bar will transform Godzilla, Ultra Man and Speed Racer into animated art. The funky, innovative design will make dining an experience, not just fish and rice.

THE MAX'S GRILLE RESTAURANTS


     The Company intends to use the bulk of the proceeds of this offering to acquire 51 percent equity interests in the entities that own the Max's Grille Restaurants located in the Beach Place and Las Olas Riverfront developments in Fort Lauderdale, Florida, in Weston, Florida and the entity that will own the next Max's Grille to be developed, the location of which is to be determined. Max's Beach Place Grille opened in May, 1997. The Las Olas Riverfront and Weston restaurants are expected to open in early 1998.


     Max's Grille in Boca Raton, Florida, the model for the Max's Grille Restaurants, incorporates casual dining, moderate prices and a cosmopolitan ambiance in a comfortable relaxed ambiance. Opened in 1991, the 225-seat restaurant has been serving a mix of new American and Continental cuisine with a wide variety of wines and a full-service bar. The decor features a free-standing mahogany bar, high ceilings with star chandeliers and floating window treatments. Its fresh, simply-prepared dishes are imaginative but not intimidating, enhanced with the flavors of Florida, California, New Orleans, Europe and the Pacific.

     The Max's Grille concept was first replicated in 1995 in Celebration, Florida, The Walt Disney Co.'s planned community near Orlando, Florida.

RESTAURANT MANAGEMENT

     The Company believes that achieving customer satisfaction by providing knowledgeable, friendly, efficient service is critical to its restaurants' long-term success. Consequently, the Company has contracted with URCI to operate all of its restaurants (including the Max's Grille Restaurants to be developed with the proceeds of this offering). In order to foster the level of customer satisfaction desired by the Company, URCI's training program teaches restaurant managers to promote the Company's team-oriented atmosphere among restaurant employees, with emphasis on preparing and serving food in accordance with strict standards and providing friendly, courteous and attentive service. The Company believes that the quality and training of its restaurant managers and staff results in friendly, courteous, efficient service which contributes to a casual and pleasurable dining experience for the customer. See "Business -- Restaurant Management". Three of URCI's principals serve as directors of the Company.

                                  THE OFFERING


Securities offered
hereby.....................  1,250,000 Units, each Unit consisting of one Share and one Warrant, at an initial public offering price of $4.25 per Unit. Each Warrant entitles the registered holder thereof to purchase at any time during the Warrant Exercise Period one share of Common Stock at an exercise price of $5.25 per share. The Warrants are subject to redemption by the Company for $0.01 per Warrant at any time during the Warrant Exercise Period, on 30 days written notice, provided that the closing price of the Common Stock equals or exceeds $5.52 per share for any 20 consecutive trading days ending within five days of the notice of redemption to the Warrantholders.


Outstanding Securities before the
  Offering:


  Common Stock.............  2,040,000 Shares(1)



  Options and Warrants.....   150,000


  Preferred Stock..........   160,000 Shares

Outstanding Securities after the
  Offering:

  Common Stock.............  3,370,000 Shares(2)

  Options and Warrants.....  1,410,000(3)


  Preferred Stock..........  None


Proposed Symbols

  Units....................  SFZAU

  Common Stock.............  SFZA

  Warrants.................  SFZAW


  Use of Proceeds..........  The net proceeds (after payment of underwriting discounts and a non-accountable expense allowance to the Underwriter and other expenses of the Offering) to the Company from the sale of the Units offered hereby are expected to be approximately $4,346,875 (assuming an initial public offering price of $4.25 per Unit), $5,040,156 if the Underwriter's Over-Allotment Option is exercised in full. Such net proceeds will be used to finance the construction, development and opening of four restaurants that replicate Max's Grille of Boca Raton, Florida, to repay certain short-term indebtedness and accrued interest thereon, to redeem outstanding preferred stock and for general corporate purposes. See "Use of Proceeds".


Risk Factors...............  An investment in the Securities offered hereby is speculative and involves a high degree of risk. Purchasers of the Units offered hereby will experience immediate and substantial dilution with respect to their investment. See "Risk Factors".
---------------


(1) Does not include shares of Common Stock issuable upon the exercise of (a) the Warrants; (b) the Underwriter's Over-Allotment Option; or (c) options granted to the Underwriter to purchase up to 187,500 Units.

(2) Excludes exercise of any options or warrants but includes conversion of 80,000 shares of the Series A Preferred Stock.
(3) Excludes the Underwriter's Option but includes the Warrants comprising the Units and the warrant to be issued to Company counsel.

                             SUMMARY FINANCIAL DATA


                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                            YEAR ENDED       -----------------------
                                                         DECEMBER 31, 1996      1996         1997
                                                         -----------------   ----------   ----------
                                                                                   (UNAUDITED)
Selected Statement of Operations Data:
  Net sales............................................     $2,333,530       $  925,555   $2,679,903
                                                            ----------       ----------   ----------
Cost and expenses:
  Cost of sales........................................      1,299,501          470,920    1,524,705
  Operating expenses...................................        881,856          349,920    1,129,779
  Interest expense, net................................             --               --       24,500
                                                            ----------       ----------   ----------
Total cost and expenses................................      2,181,357          820,840    2,678,984
                                                            ----------       ----------   ----------
Operating income.......................................        152,173          104,715          919
Other income, net......................................          3,051              160           87
                                                            ----------       ----------   ----------
Income before income taxes.............................        155,224          104,875        1,006
Income tax expense.....................................          9,319               --          300
                                                            ----------       ----------   ----------
Net income.............................................     $  145,905       $  104,875   $      706
                                                            ==========       ==========   ==========
Earnings per common share(1):
  Primary..............................................     $     0.07       $     0.05   $       --
                                                            ==========       ==========   ==========
  Fully diluted........................................     $     0.07       $     0.05   $       --
                                                            ==========       ==========   ==========
Weighted average common shares outstanding:
  Primary..............................................      2,026,328        1,986,363    2,085,698
                                                            ==========       ==========   ==========
  Fully diluted........................................      2,146,328        2,106,363    2,199,068
                                                            ==========       ==========   ==========



                                                                                  JUNE 30, 1997
                                                                           ---------------------------
                                                       DECEMBER 31, 1996     ACTUAL     AS ADJUSTED(2)
                                                       -----------------   ----------   --------------
                                                                                   (UNAUDITED)
Selected Balance Sheet Data:
  Cash and cash equivalents..........................     $  202,639       $  110,502     $3,932,377
  Working capital (deficit)..........................        (59,502)         118,671      4,065,698
  Total assets.......................................      1,086,151        1,602,823      5,424,698
  Total liabilities..................................        462,940          422,656        297,656
  Series A Preferred Stock...........................             --          400,000             --
  Common shareholders' equity........................        623,211          780,167      5,127,042


---------------

(1) See "Selected Financial Data" for an explanation of the computations of primary and fully diluted earnings per common share.
(2) As adjusted to give effect to (i) the sale of 1,250,000 Units offered by the Company hereby at the initial offering price of $4.25 per Unit after deducting underwriting discounts and commissions and estimated offering expenses, (ii) the conversion of 80,000 shares of Series A Preferred Stock into Common Stock of the Company, (iii) the redemption of 80,000 shares of Series A Preferred Stock and (iv) the repayment of a $125,000 note payable. See "Use of Proceeds".

                                  RISK FACTORS

     The Securities offered hereby involve a high degree of risk. Each prospective investor should carefully consider the following risk factors before making an investment decision.

     Limited Operating History. The Company was formed in July 1996 to serve as a holding company for Castle Room, Inc., which was formed in May 1995, Clematis Bistro Corporation, which was formed in April 1996, and Sushi Enterprises, Inc., which was formed in July 1996. The Company's initial restaurant, Sforza Ristorante, was opened in February 1996 by Castle Room, Inc., then owned by Dale
J. Brisson and Joseph C. Visconti. The Company's second restaurant, My Martini Grille, was opened in February 1997 by Clematis Bistro Corporation. Accordingly, the Company has a limited relevant operating history upon which an evaluation of its current operations and prospects can be made. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the operation of a new business in the highly competitive restaurant industry, which is characterized by a high failure rate. There can be no assurance that the Company's rate of revenue growth will continue in the future or that the Company's operations will be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial Data".

     Significant Capital Requirements; Dependence on Proceeds of this Offering; Need for Additional Financing. The Company's capital requirements for the operations of its existing restaurants and proposed restaurants are significant. The Company will be dependent upon the proceeds of this offering to fund its proposed expansion. Although the pre-opening costs, including capital improvements, of each Max's Grille Restaurant are estimated to exceed $1,000,000, landlord contributions for tenant improvements are expected to decrease those costs. Management believes that cash flow generated from operations, together with current financing and the net proceeds from this offering, will be sufficient to meet the Company's working capital requirements and anticipated capital through the fall of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." However, if the proceeds of this offering prove to be insufficient to fund the Company's proposed expansion, the Company could be required to modify its proposed expansion plans or to seek additional financing from sources not currently identified. The Company has no current commitments or arrangements with respect to, or current sources of, such additional financing. There can be no assurance that such financing will be available to the Company when needed, on acceptable terms, or at all. Any inability to obtain such financing or other additional financing when required could have a material adverse effect on the Company. Any additional equity financing may involve substantial dilution to the interests of the Company's shareholders. See "Use of Proceeds" and "Business".


     Dependence Upon Limited Restaurant Base; Proposed Expansion. In light of the Company's current portfolio of two wholly-owned restaurants and expected year-end 1997 portfolio of three wholly-owned restaurants and one partly-owned restaurant, the lack of success or closing of any of the restaurants could have an adverse effect upon the financial condition and results of operations of the Company.


     The Company intends to open a new sushi restaurant in December 1997. With the proceeds of this offering, the Company intends to acquire 51 percent equity interests in four entities, each of which will own a Max's Grille Restaurant, one of which opened in May 1997 and three of which are anticipated to open in 1998. The Company's profitability will be dependent on, among other things, (i) achieving positive cash flow from operations, (ii) market acceptance for the Company's sushi concept, (iii) timely development and construction of the Max's Grille Restaurants, (iv) securing of required governmental permits and approvals therefor, (v) hiring, training and retention of skilled management and other personnel, (vi) the ability to integrate the new restaurants into its operations, and (vii) the general ability to successfully manage growth, if any, (including successfully monitoring the restaurants, controlling costs and maintaining effective quality controls). Three of the four proposed Max's Grille Restaurants and the Company's planned sushi restaurant are not yet in operation and there can be no assurance that the Company will be successful in its proposed expansion. Additionally, there can be no assurance that the Company's planned expansion will not result in reduced sales at existing restaurants to the benefit of the newly opened restaurants. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- The West Palm Beach Restaurants" and "The Max's Grille Restaurants".

     Seasonality; Geographic Concentration; Fluctuations in Operating
Results. The Company's existing restaurants and its planned sushi restaurant (the "West Palm Beach Restaurants") are located in adjacent storefronts in downtown West Palm Beach, Florida. The restaurant interests to be acquired with the proceeds of the offering will also be developed in South Florida (the "Max's Grille Restaurants"). The Company thus faces risks tied to a single geographic region, including seasonality and the health of South Florida's economy and the tourism industry, as well as the continuing popularity of downtown West Palm Beach as a social gathering spot. Furthermore, given the Company's geographic concentration, adverse publicity relating to the Company's restaurants could have a more pronounced adverse effect on the Company's operating results than might be the case if the Company's restaurants were geographically dispersed. A decline in tourism in South Florida, or in general economic conditions, which would likely affect the South Florida economy or the tourism industry, could have a material adverse effect on the Company's operations and prospects. In addition, the geographic concentration has the result of causing the Company's restaurants to compete with each other for the same customers, which would not be the case if the restaurants were more geographically dispersed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Dependence on Management Company. The success of the Company is largely dependent upon the efforts of the management company, Unique Restaurant Concepts, Inc. ("URCI"), operating the Company's two existing restaurants. URCI, which is controlled by Company directors Catalfumo, Max and Rapoport, also manages Max's Beach Place Grille, one of the Max's Grille Restaurants, and will manage all of the West Palm Beach Restaurants and the proposed Max's Grille Restaurants. The Management Agreement in effect between the Company and URCI runs through May 1998 for Sforza Ristorante and My Martini Grille. In addition, the Company intends to enter into a new two-year management agreement with URCI pursuant to which URCI will continue to operate the Company's existing restaurants, and will manage all future Max's Grille Restaurants owned by the Company. Under the new management agreement, URCI will have the option to acquire the Company's equity interests in the Max's Grille Restaurants in the event that URCI involuntarily ceases to manage the Max's Grille Restaurants. In such event, URCI will have an option, exercisable for a 60 day period, to acquire the Company's equity interests in the Max's Grille Restaurants for the appraised fair market value thereof. Although the Company has demonstrated an ability to operate a restaurant, having operated Sforza Ristorante during the first year of its existence, and although Company personnel have been studying the procedures utilized by URCI, there can be no assurance that the cessation of management by URCI would not have a material adverse effect on the Company. In addition, in the event that URCI exercises its option to purchase the Max's Grille Restaurants, the Company's operating results would be materially adversely affected.

     The Company believes that it will need, both in the short-term and long-term, to hire additional qualified administrative and management personnel to manage and support planned expansion. Competition for qualified employees in the restaurant industry is intense, and the Company may not be able to find suitable personnel to meet its immediate needs. The inability to recruit and hire necessary personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man life insurance on any employee.

     Risks of Growth and Expansion. The Company is in an early stage of development and has yet to establish substantial internal management, personnel and other resources. Any measurable growth in the Company's business will result in additional demands on its infrastructure, and will place a significant strain on the Company's management, administrative, operational, financial and technical resources and increased demands on its systems and controls. There can be no assurance that the Company's resources will be adequate to support future operations and growth. The inability to continue to upgrade the operating and financial control systems, the emergence of unexpected expansion difficulties or failure to manage the Company's proposed expansion properly could have a material adverse effect on the Company's business, financial condition and results of operations.

     Fluctuations in Food and Other Costs. The Company's profitability is dependent on its ability to anticipate and react to increases in food, labor, employee benefits and similar costs over which the Company has limited control. During its limited operating history, the Company has been able to anticipate and react to fluctuations in food costs at its two existing restaurants through selected menu price adjustments. However, there can be no assurance that the Company will be able to continue to anticipate and respond to supply and price fluctuations in the future, and significantly increased costs in the future could have a material adverse effect on the Company's operations. See "Business".

     Seafood Supply and Quality. The Company plans to open a sushi restaurant in December 1997. Sushi is a Japanese style of seafood. All of the other Company restaurants offer traditionally-prepared seafood. In recent years, the availability of certain types of seafood has fluctuated, resulting in corresponding fluctuations in prices. Substantial price increases could have a material adverse effect on the Company. Failure to obtain adequate supplies of seafood could have a material adverse effect on the Company's operations and profitability. Seafood contamination, a greater risk in uncooked seafood such as sushi than in cooked seafood, or consumer perception of inadequate seafood quality, in the industry in general or as to the Company specifically, could have a material adverse effect on the Company. See "Business".

     Competition. The restaurant industry, particularly the full-service casual dining segment, is intensely competitive with respect to price, service, food quality (including taste, freshness, and nutritional value), ambiance and location, as well as other factors. There are many well-established competitors that possess greater financial, marketing, personnel and other resources than the Company. Many of the Company's competitors have achieved significant national, regional and local brand name and product recognition and engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets or introduce new products. These competitors include national, regional and local full-service casual dining chains. The Company believes that the full-service casual dining segment is likely to attract a significant number of new entrants. The Company can also be expected to face competition from a broad range of other restaurants and food service establishments, including fast food restaurants which specialize in a variety of cuisines.

     The full-service restaurant industry is also characterized by the frequent introduction of new food products, accompanied by substantial promotional campaigns. In recent years, numerous companies in the full-service restaurant industry have introduced products intended to capitalize on growing consumer preference for food products which are, or are perceived to be, healthy, nutritious, low in calories and low in fat content. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address these consumer preferences. While the Company believes that it offers a broad variety of quality food products, there can be no assurance that consumers will regard the Company's products as sufficiently distinguishable from competitive products, that substantially equivalent food products will not be introduced by the Company's competitors or that the Company will be able to compete successfully. Additionally, because of their geographic concentration, the Company's restaurants compete with each other for the same customers. Consequently, even when a customer patronizes one of the Company's restaurants, the Company's operations could be impacted by shifting of customers from a higher priced Company restaurant to a lower priced one, or from one operated by a wholly-owned subsidiary to one operated by a partly-owned subsidiary, either of which events could adversely affect the Company's operating results. See "Business -- Competition".

     Certain Factors Affecting the Full-service Restaurant Industry. The Company will be required to respond to various factors affecting the restaurant industry including changes in consumer preferences, tastes and eating habits; demographic trends and traffic patterns; increases in food and labor costs; inflation; and national, regional and local economic conditions. A number of full-service restaurant companies have experienced declining growth rates resulting from general market saturation, in response to which certain of these companies have adopted "value pricing" strategies. These strategies could have the effect of drawing customers away from restaurants such as those owned by the Company that do not engage in discount pricing and could also negatively affect the Company's operating margins. The continued or sustained practice of price discounting in the restaurant industry could have an adverse effect on the results of operations of the Company. See "Business -- Competition".

     Potential Liability for Sale of Alcoholic Beverages. The Company's restaurants serve alcoholic beverages and consequently the Company is subject to "dram-shop" laws, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Florida law currently provides that a vendor of alcoholic beverages may be held liable in a civil cause of action for injury or damage caused by or resulting from the intoxication of a minor (under 21 years of age) if the vendor willfully, knowingly and unlawfully sells or furnishes alcoholic beverages to the minor and knows that the minor will soon thereafter be driving a motor vehicle. A vendor may be similarly held liable if it knowingly provides alcoholic beverages to a person who is in a noticeable state of intoxication, knows that the person will soon thereafter be driving a motor vehicle and injury or damage is caused by that person. In addition, significant national attention is focused on the problem of drunk driving, which could result in the adoption of additional legislation and increased potential liability of the Company for damage or injury caused by its customers. Such liability is uninsurable. See "Business -- Governmental Regulation".


     Limited Servicemark Protection and Protection of Proprietary
Information. The Company has obtained Florida servicemark registration for Sforza Ristorante and My Martini Grille. Florida servicemark registration is a ministerial act of the Florida State Department intended solely to provide public notice of the registrant's ownership rights based on usage of the servicemark in Florida in the ordinary course of trade. Such ownership rights can only be rebutted by another's prior appropriation and use. Usage of the marks in interstate commerce will provide the Company with ownership rights similar to those provided by federal registration, but enforcement is limited to Florida. The Company believes that its servicemarks have significant value and are essential to its ability to create demand for and awareness of its restaurants. There can be no assurance, however, that the Company's servicemarks do not or will not violate the proprietary rights of others, that they would be upheld if challenged or that the Company, in such an event, would not be prevented from using its servicemarks, any of which events could have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial resources necessary to enforce or defend its servicemarks. The Company also relies on trade secrets and proprietary know-how to protect its concepts and recipes. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to the Company's know-how, concepts and recipes. Furthermore, although the Company expects to have confidentiality and non-competition agreements with certain of its executives and key management, there can be no assurance that such agreements will adequately protect the Company's trade secrets. See
"Business -- Servicemarks and Proprietary Information".


     Government Regulation. The Company is subject to extensive state and local government regulation by various governmental agencies, including state and local licensing, zoning, land use, construction and environmental regulations and various regulations relating to the sale of food and alcoholic beverages, sanitation, disposal of refuse and waste products, public health, safety and fire standards. The Company's restaurants are subject to periodic inspections by governmental agencies to ensure conformity with such regulations.

     Although seafood is not currently subject to a nationwide program of inspection by the U.S. Food and Drug Administration (the "FDA"), the FDA has in the past proposed such a program for inspection of seafood suppliers and processors, but not restaurants. If such a program were to be implemented, the Company's seafood costs could increase as a result of the increased expense to seafood suppliers and processors in complying with such a program. There can be no assurance that such costs could be passed on to customers.

     Difficulties or failure in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant, and the suspension of, or inability to renew a license at an existing restaurant, would adversely affect the operations of the Company. Restaurant operating costs are also affected by other government actions which are beyond the Company's control, including increases in the minimum hourly wage requirements, workers compensation insurance rates, health care insurance costs and unemployment and other taxes. These and other initiatives could adversely affect the Company, as well as the restaurant industry in general. See "Business -- Governmental Regulation".

     Insurance and Potential Liability. The Company maintains insurance, including insurance relating to personal injury, in amounts which the Company currently considers adequate. Nevertheless, a partially or completely uninsured claim against the Company, if successful, could have a material adverse effect on the Company.


     Control by Management. Upon consummation of this offering, executive officers and directors of the Company beneficially will own, in the aggregate, approximately half of the Company's outstanding Common Stock. As a result, such persons, acting together, will be able to control the Company, cause the dissolution, merger or sale of the assets of the Company, and generally direct the affairs of the Company. Moreover, pursuant to the terms of the Funding Agreement, Mr. Max can designate one-half of the Company's directors. See "Management" and "Principal Shareholders".



     Benefits to Related Parties. Certain of the Company's directors and officers are directors and/or officers of companies with which the Company does business. These relationships may give rise to conflicts of interest between the Company, on the one hand, and one or more of its directors or officers and/or their affiliates, on the other hand. Company director Joseph C. Visconti founded Joseph Charles & Assoc., Inc. ("Jos. Chas."), a co-managing underwriter of this offering. Mr. Visconti is the largest shareholder of Jos. Chas. and serves as its chairman and chief executive officer. Jos. Chas. shall receive a commission of 10 percent of the offering proceeds, a non-accountable expense allowance of three percent of the offering proceeds, a consulting agreement pursuant to which it shall earn $2,500 per month for 24 months, a five-year option to purchase 125,000 Units for $5.10 per Unit and a warrant solicitation fee. See "Underwriting". Mr. Visconti is also a principal in Clematis Development Group L.C., the landlord to the West Palm Beach Restaurants ("CDG"). CDG has been paid rent and other tenant charges from the Company in 1997 in the amount of $165,576 through September 30, 1997 and shall receive an additional $59,557 this year. See "Certain Transactions". Company directors Catalfumo, Max and Rapoport are principals in URCI, the restaurant management firm that manages the West Palm Beach Restaurants, the one Max's Grille Restaurant that is already open and the three as yet unopened Max's Grille Restaurants that the Company shall partly own. Pursuant to the terms of the Management and Consulting Agreement dated June 1, 1997 each of the existing West Palm Beach Restaurants generally will pay URCI one percent of net sales per month plus 20 percent of net operating profits after October 31, 1997. See "Certain Transactions". Director Catalfumo is a principal in Catalfumo Construction and Development, Inc., the construction firm building the Max's Grille Restaurants in Las Olas Riverfront and Weston. Pursuant to the terms of the Funding Agreement dated July 1, 1997, $3,000,000 of the proceeds of the offering shall be deposited in a Construction Fund, the ultimate recipient of which shall primarily be Mr. Catalfumo, owner of Catalfumo Construction & Development, Inc. Additionally, the Company intends to use $125,000 of the proceeds of the offering to repay a debt to Mr. Catalfumo. See "Certain Transactions" and "Use of Proceeds". All future transactions with affiliated parties will be approved by a majority of the disinterested directors of the Company and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.



     Immediate and Substantial Dilution. This offering involves an immediate and substantial dilution of $2.73 per share (64.2%) between the adjusted net tangible book value per share of Common Stock after this offering and the proposed maximum initial public offering price. See "Dilution".



     Shares Eligible for Future Sale. Upon the consummation of this offering, the Company will have 3,557,500 shares of Common Stock outstanding (including the Underwriter's Over-Allotment Option). The shares of Common Stock being offered hereby, unless purchased by affiliates of the Company, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares of Common Stock are deemed to be "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act, and may only be sold pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. In addition, the holders of such shares of Common Stock have entered into lock-up agreements restricting the sale or disposition of such shares of Common Stock for 12 months from the date of this Prospectus without the prior written consent of the underwriter. Accordingly, subject to Rule 144 volume limitations, 2,120,000 shares of Common Stock may be sold in the public market beginning in October 1998, which may adversely affect prevailing prices for the

Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting".


     No Assurance of Public Market; Arbitrary Determination of Public Offering Price; Possible Volatility of Common Stock Price. Prior to this offering, there has been no public trading market for the Company's Units, Common Stock or Warrants. Consequently, the proposed initial public offering price of the Units has been determined by negotiation between the Company and the "qualified independent underwriter" and does not necessarily reflect the Company's book value or other established criteria of value. Although the Company anticipates listing on the NASDAQ SmallCap Market, there can be no assurance that a regular trading market for the Units, Common Stock or Warrants will develop after this offering or that, if developed, it will be sustained. The market price of the Units, Common Stock and Warrants following the consummation of this offering may be highly volatile as has been the case with the securities of many emerging companies. Factors such as the Company's financial results, quarter-to-quarter variations in operating results, announcements by the Company or its competitors, general market trends and various factors affecting the restaurant industry generally, may have a significant impact on the market price of the securities. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide fluctuations which have not necessarily been related to the operating performances of such companies. See "Underwriting".


     Current Prospectus and State Registration Required to Exercise
Warrants. The Company will be able to issue shares of Common Stock upon exercise of the Warrants only if there is a current prospectus relating to such Common Stock under an effective registration statement filed with the Securities and Exchange Commission and only if such shares of Common Stock are qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the various Warrantholders reside. Although the Company has agreed to use its best efforts to meet such regulatory requirements, there can be no assurance that the Company will be able to do so. Although the Warrants will not knowingly be sold to purchasers in jurisdictions in which the Warrants are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the Common Stock issuable upon exercise of the Warrants is not so registered or qualified. In this event, the Company would be unable to issue shares of Common Stock to those Warrantholders upon exercise of the Warrants unless and until the Common Stock issuable upon exercise of the Warrants is qualified for sale or exempt from qualification in jurisdictions in which such holders reside. Accordingly, the Warrants may be deprived of any value if a then current prospectus covering the Common Stock issuable upon exercise of the Warrants is not effective pursuant to an effective registration statement or if such Common Stock is not qualified or exempt from qualification in the jurisdictions in which the Warrantholders reside. There can be no assurance that the Company will be able to effect any required registration or qualification.


     Potential Adverse Effect of Redemption of Warrants; Market
Overhang. During the Warrant Exercise Period the Company may redeem all, but not less than all, of the Warrants for $0.01 per warrant on 30 days prior written notice to the Warrantholders if the per share closing price of the Common Stock as reported by NASDAQ or the National Quotation Bureau, as the case may be, equals or exceeds $5.52 for any 20 consecutive trading days ending within five days of the notice of redemption. Redemption of the Warrants could force the Warrantholders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants for possible additional appreciation, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. Any Warrantholder who does not exercise its Warrants prior to their expiration or redemption, as the case may be, will forfeit such holder's right to purchase the shares of Common Stock underlying the Warrants.



     NASDAQ Smallcap Market Maintenance Requirements. Although the Units, the Common Stock and the Warrants have been approved for listing on the NASDAQ SmallCap Market, the securities may be "delisted" if certain criteria are not maintained. To maintain its inclusion on the NASDAQ SmallCap Market, the Company's securities must continue to be registered under Section 12(g) of the Exchange Act, and the Company must continue to have total assets of at least $2,000,000, a public float of at least 500,000 shares with a market value of at least $1,000,000, at least 300 shareholders, a minimum bid price of $1.00 per share and at least two market makers. While the Company expects that it will initially meet these maintenance standards, there is no assurance that the Company will be able to maintain the standards for NASDAQ SmallCap Market inclusion with respect to its securities. If the Company's securities fail to maintain NASDAQ SmallCap Market listing the market value of the securities likely would decline and purchasers in this offering likely would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Units, the Common Stock or the Warrants.



     Disclosure Relating to Low-Priced "Penny" Stocks. If the trading price of the Common Stock remains below $5.00 per share and the Common Stock ceases to be listed on the NASDAQ SmallCap Market, trading in the Common Stock would become subject to certain rules promulgated under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any equity security that has a market price of less than $5.00 per share). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage them from effecting transactions in the Common Stock, thereby severely limiting the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.


     Dividends. The Company currently anticipates that, following the completion of this offering, all of its earnings will be retained for use in the operation of its business, and the Company has no current intention to pay any dividends in the foreseeable future. See "Dividend Policy".

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock and Warrants offered hereby are estimated to be approximately $4,346,875 ($5,040,156 if the Underwriter's Over-Allotment Option is fully exercised).


     The following table summarizes the anticipated application of the estimated net proceeds of this offering:


                                                              APPROXIMATE     PERCENTAGE
                                                               AMOUNT OF          OF
APPLICATION                                                   NET PROCEEDS   NET PROCEEDS
-----------                                                   ------------   ------------
Acquisition of Max's Grille Restaurants(1)..................   $3,000,000        69.0%
Redemption of Series A Preferred Stock(2)...................      400,000         9.2
Repayment of Debt(3)........................................      125,000         2.9
Working Capital(4)..........................................      821,875        18.9
                                                               ----------       -----
                                                               $4,346,875       100.0%
                                                               ==========       =====


---------------

(1) The Company expects to use $3,000,000 of the net proceeds to cover the pre-opening costs and expenses (including construction and equipment) of four Max's Grille Restaurants. On July 1, 1997 the Company entered into an agreement with URCI pursuant to which the Company committed $3,000,000 in net proceeds of this offering in exchange for 51 percent equity interests in the entities that own or will own the four Max's Grille Restaurants. These entities are Florida limited partnerships, the limited partner of which is Unique Restaurant Concepts, Ltd., the general partner of which is URCI, the owners of which are Company directors Catalfumo, Max and Rapoport, and the general partner of which is a Florida corporation owned by Company directors Catalfumo, Max and Rapoport. See "Business -- The Max's Grille Restaurants". Such proceeds will ultimately be paid to Catalfumo Construction and Development, Inc., the construction firm controlled by Company director Daniel Catalfumo. URCI, which is owned by Company directors Catalfumo, Max and Rapoport, will be beneficiaries of the proceeds, insofar as payment to the construction company will ensure that the Max's Grille Restaurants shall be built.
(2) The Company expects to use $400,000 of the net proceeds to redeem 80,000 shares of its outstanding Series A Preferred Stock. See "Description of Securities".
(3) The Company expects to use $125,000 of the net proceeds to repay its debt to director Catalumo. Mr. Catalfumo is a principal of URCI, owns the above-referenced construction company that has built several restaurants for URCI and which built Max's Beach Place Grille (one of the Max's Grille Restaurants) and is building the other Max's Grille Restaurants. See "Description of Securities".
(4) The balance of the net proceeds will be utilized by the Company to cover its working capital needs.

     Proceeds not immediately required for the purposes described above will be invested principally in short-term bank certificates of deposit, United States Government obligations, money market instruments or short-term investment grade securities.

                                DIVIDEND POLICY

     The Company generally has not paid dividends in the past and anticipates that earnings will be retained by the Company for the operation of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Future financing entered into by the Company may contain provisions prohibiting the Company's ability to pay dividends.

                                    DILUTION

     The difference between the initial public offering price per Unit and the adjusted net tangible book value per share of Common Stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share on any given date is determined by dividing the net tangible book value of the Company on that date by the number of shares of Common Stock outstanding on that date.

     At June 30, 1997 the pro forma net tangible book value of the Company was $780,167 or $0.37 per share of Common Stock after giving effect to the conversion of 80,000 shares of Series A Preferred Stock into 80,000 shares of Common Stock and the redemption of 80,000 shares of Series A Preferred Stock. After giving effect to the sale of 1,250,000 shares of Common Stock and 1,250,000 Warrants being offered hereby (excluding the Underwriter's Over-Allotment Option) at a combined offering price of $4.25 and the anticipated application of the net proceeds therefrom, the adjusted net tangible book value of the Company at June 30, 1997 would have been $5,127,042 or $1.52 per share, representing an immediate increase in net tangible book value of $1.15 per share to existing shareholders and an immediate dilution of $2.73 per share to new investors. The following table illustrates the foregoing information with respect to dilution to new investors on a per share basis:



Combined public offering price(1)...........................          $4.25
  Pro forma net tangible book value per share at June 30,
     1997(2)................................................  $ .37
  Increase per share attributable to investors in this
     offering...............................................   1.15
                                                              -----
Adjusted net tangible book value after offering.............           1.52
                                                                      -----
Dilution per share to new investors(3)......................          $2.73
                                                                      =====


---------------

(1) Represents the purchase price of one Unit.
(2) Represents net tangible book value, adjusted for conversion of 80,000 shares of Series A Preferred Stock into 80,000 shares of Common Stock and the redemption of 80,000 shares of Series A Preferred Stock.

(3) Assumes no exercise of options or warrants, or exercise of Underwriters Over-Allotment Option. If the Over-Allotment Option were fully exercised, the pro forma tangible book value at June 30, 1997 would be $5,820,323 and the adjusted net tangible book value after offering and the dilution per share to new investors would be $1.64 and $2.61, respectively.


     The following table sets forth a comparison of the number of shares of Common Stock acquired from the Company by the Company's shareholders as of June 30, 1997 and to be acquired from the Company by investors in this offering, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.


                                           SHARES PURCHASED     TOTAL CONSIDERATION
                                          -------------------   --------------------     AVERAGE PRICE
                                           NUMBER     PERCENT     AMOUNT     PERCENT   PER SHARE/UNIT(3)
                                          ---------   -------   ----------   -------   -----------------
Existing Shareholders(1)................  2,120,000      60%    $  860,000      12%          $0.41
New Investors...........................  1,437,500(2)   40      6,109,375      88           $4.25
                                          ---------     ---     ----------     ---
          Total.........................  3,557,500     100%    $6,969,375     100%
                                          =========     ===     ==========     ===


---------------

(1) Includes conversion of Series A Preferred Stock into 80,000 shares of Common Stock.
(2) Includes Underwriter's Over-Allotment Option.
(3) For existing shareholders price is per share of Common Stock. For new investors, price is per Unit.

                            SELECTED FINANCIAL DATA


     The following presents selected consolidated financial data of the Company at the dates and for the periods indicated. The historical statement of operations and balance sheet data at and for the year ended December 31, 1996 have been derived from the financial statements of the Company, which have been audited by Templeton & Company, P.A., independent public accountants, whose report on the consolidated balance sheet as of December 31, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996 and the period May 17, 1995 (inception) to December 31, 1995, is included elsewhere herein. The historical statement of operations and balance sheet data at June 30, 1997 and for the half year ended June 30, 1997 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the Company's financial statements for these interim periods. The results for the half year ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1997. The following selected financial information should be read in conjunction with the financial statements and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere herein.


                                                                                    SIX MONTHS ENDED
                                                                YEAR ENDED              JUNE 30,
                                                               DECEMBER 31,      -----------------------
                                                                   1996             1996         1997
                                                             -----------------   ----------   ----------
                                                                                       (UNAUDITED)
Selected Statement of Operations Data:
  Net sales................................................     $2,333,530       $  925,555   $2,679,903
                                                                ----------       ----------   ----------
  Cost and expenses:
    Cost of sales..........................................      1,299,501          470,920    1,524,705
    Operating expenses.....................................        881,856          349,920    1,129,779
    Interest expense, net..................................             --               --       24,500
                                                                ----------       ----------   ----------
         Total cost and expenses...........................      2,181,357          820,840    2,678,984
                                                                ----------       ----------   ----------
  Operating income.........................................        152,173          104,715          919
  Other income, net........................................          3,051              160           87
                                                                ----------       ----------   ----------
  Income before income taxes...............................        155,224          104,875        1,006
  Income tax expense.......................................          9,319               --          300
                                                                ----------       ----------   ----------
  Net income...............................................     $  145,905       $  104,875   $      706
                                                                ==========       ==========   ==========
Earnings per common share(1):
  Primary..................................................     $     0.07       $     0.05   $       --
                                                                ==========       ==========   ==========
  Fully diluted............................................     $     0.07       $     0.05   $       --
                                                                ==========       ==========   ==========
Weighted average common shares outstanding:
  Primary..................................................      2,026,328        1,986,363    2,085,698
                                                                ==========       ==========   ==========
  Fully diluted............................................      2,146,328        2,106,363    2,199,068
                                                                ==========       ==========   ==========
Selected Balance Sheet Data:
  Cash and cash equivalents................................     $  202,639                    $  110,502
  Working capital deficit..................................        (59,502)                      118,671
  Total assets.............................................      1,086,151                     1,602,823
  Total liabilities........................................        462,940                       422,656
  Series A Preferred Stock.................................             --                       400,000
  Common shareholders' equity..............................        623,211                       780,167

---------------

(1) Primary earnings per common share is based on the average number of common shares outstanding during each period, assuming the effect of exercising options which have an exercise price less than the average market price of common stock (assumed to be $4.25 per share) using the modified treasury stock method. In addition, primary per share amounts include the dilutive effect of common shares issued for cash consideration below the assumed average market price during the one year period prior to July 1997. The fully diluted earnings per common share calculation assumes the conversion of the promissory note and Series A Preferred Stock, issued by the Company subsequent to December 31, 1996, into shares of common stock. The net income for the six months ended June 30, 1997 used in the fully diluted calculation was adjusted for interest incurred on the promissory note, net of tax benefits, and dividends accrued on the Series A Preferred Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The historical financial statements appearing elsewhere in this Prospectus present the consolidated historical results of operations and financial condition of Sforza Enterprises Inc. and its subsidiaries (Castle Room, Inc., Clematis Bistro Corporation and Sushi Enterprises, Inc.) The following discussion is based upon the consolidated results of operations of the Company.

     The Company's net sales comprise the food and beverage sales by the restaurants it operates. The first restaurant, Sforza Ristorante, opened in February 1996 and the second restaurant, My Martini Grille, opened in February 1997. A third restaurant is expected to open in December 1997. The Company's expenses include the cost of food and beverages sold, salaries and wages for food and beverage preparation and service, rent and other occupancy expenses, advertising, repairs and maintenance, general supplies, depreciation and amortization, interest and administrative expenses.

     The following discussion and analysis should be read in conjunction with the Company's audited financial statements and related notes thereto, which are presented elsewhere herein.

RESULTS OF OPERATIONS

     The following table sets forth selected historical consolidated operating results for the Company as a percentage of net sales.

                                                                               SIX MONTHS ENDED
                                                              YEAR ENDED           JUNE 30,
                                                             DECEMBER 31,      ----------------
                                                                 1996          1996       1997
                                                             ------------      -----      -----
                                                                                 (UNAUDITED)
Net sales..................................................     100.0%         100.0%     100.0%
                                                                -----          -----      -----
Cost and expenses:
  Cost of sales............................................      55.7           50.9       56.9
  Operating expenses.......................................      37.8           37.8       42.1
  Interest expense, net....................................        --             --         .9
                                                                -----          -----      -----
          Total cost and expenses..........................      93.5           88.7       99.9
                                                                -----          -----      -----
Operating income...........................................       6.5           11.3         .1
Other income, net..........................................        .1             --         --
                                                                -----          -----      -----
Income before income taxes.................................       6.6           11.3         .1
Income tax expense.........................................       (.3)            --        (.1)
                                                                -----          -----      -----
Net income.................................................       6.3%          11.3%        --%
                                                                =====          =====      =====

  Six months ended June 30, 1997 compared to six months ended June 30, 1996

     Net Sales. Net sales increased from $925,555 for the six months ended June 30, 1996 to $2,679,903 for the six months ended June 30, 1997, an increase of 189.5%. Sforza Ristorante's net sales were $1,455,564 for the six months ended June 30, 1997 and $925,555 for the comparable period in 1996. My Martini Grille's net sales totaled $1,224,339 for the six months ended June 30, 1997. My Martini Grille opened in February 1997. The increase in Sforza Ristorante's net sales was due to increased customer counts and the additional days of operation during the full six month period in 1997; Sforza Ristorante was not open for business until February 1996.

     Cost of Sales. Total cost of sales increased from $470,920 for the six months ended June 30, 1996, to $1,524,705 for the six months ended June 30, 1997, an increase of 223.8% due principally to the increase in sales volume. The cost of sales for Sforza Ristorante, as a percentage of net sales, was 50.9% and 53.4%, respectively, for the six months ended June 30, 1996 and 1997. The cost of sales percentage for My Martini

Grille for the six months ended June 30, 1997 was 61.0%. Sforza Ristorante's costs of sales as a percentage of net sales are lower than those of My Martini Grille because the former sells primarily pasta, which is less expensive than steak, the food item sold primarily by the latter.

     Operating Expenses. Operating expenses increased by $779,859 from $349,920 in 1996 to $1,129,779 in 1997, a 222.9% increase. Such expenses totaled 37.8% and 42.1% of net sales, respectively, for the six months ended June 30, 1996 and 1997. This increase was due to the additional expenses attendant with the increased level of sales, additional administrative personnel and other costs associated with the development of the Company's corporate infrastructure, certain non-recurring compensation paid to certain principals during the six months ended June 30, 1997 aggregating $64,970, pre-opening expense amortization of $25,470 for the six months ended June 30, 1997 and management fee expense of $27,599 incurred during the six months ended June 30, 1997.


     Income Tax Expense. During the six months ended June 30, 1996, the Company operated as an S corporation for income tax purposes, whereby taxable income or loss was apportioned among the share-holders rather than taxed to the Company.


     Interest Expense. During the six months ended June 30, 1996, the Company capitalized all of the interest incurred in connection with the construction of its restaurants approximating $12,000. During the six months ended June 30, 1997, $24,000 of interest cost was charged to income, net of $2,675 interest capitalized.


     Other Income, Net. Other income, net for the six months ended June 30, 1997, includes a charge approximating $4,400 for accrued dividends to holders of Series A Preferred Stock.



     Net Income. As a result of the above, the Company's net income attributable to common shareholders was $706 for the six months ended June 30, 1997 versus prior year net income of $104,875.


  Year ended December 31, 1996

     Results of operations for 1996 solely include the operations of Sforza Ristorante which opened in February 1996. There were no comparable restaurant operations for 1995. The Company opened its second restaurant, My Martini Grille, in February 1997 and expects to open a third restaurant in December 1997. The openings of these restaurants will significantly increase the Company's reported revenue and related costs. During 1997, the Company entered into a management agreement for the management of its restaurants. The management fee will result in additional operating expenses over amounts reported in 1996. See "Certain Transactions". There were no significant unusual or non-recurring items materially impacting reported revenue and expenses for 1996 other than income tax expense as discussed below.

     Prior to July 1, 1996, Castle Room, Inc. operated as an S corporation for federal income tax purposes and its taxable income was not subject to corporate income taxes. Unaudited pro forma consolidated statements of income for the year ended December 31, 1996 and the six months ended June 30, 1997, after adjusting 1996 for assumed corporate income taxes prior to July 1, 1996, are presented as follows:

                                                               YEAR ENDED      SIX MONTHS
                                                              DECEMBER 31,   ENDED JUNE 30,
                                                                  1996            1997
                                                              ------------   --------------
Net sales...................................................   $2,333,530      $2,679,903
                                                               ----------      ----------
Cost and expenses:
  Cost of sales.............................................    1,299,501       1,524,705
  Operating expenses........................................      881,856       1,129,779
  Interest expense, net.....................................           --          24,500
                                                               ----------      ----------
  Total cost and expenses...................................    2,181,357       2,678,984
                                                               ----------      ----------
Operating income............................................      152,173             919
Other income, net...........................................        3,051              87
                                                               ----------      ----------

                                                               YEAR ENDED      SIX MONTHS
                                                              DECEMBER 31,   ENDED JUNE 30,
                                                                  1996            1997
                                                              ------------   --------------
Income before income taxes..................................      155,224           1,006
Pro forma income tax expense................................       40,674             300
                                                               ----------      ----------
Pro forma net income........................................   $  114,550      $      706
                                                               ==========      ==========
Pro forma earnings per common share:
  Primary...................................................   $     0.06      $       --
                                                               ==========      ==========
  Fully diluted.............................................   $     0.06      $       --
                                                               ==========      ==========

LIQUIDITY AND CAPITAL RESOURCES


     The Company's two operating restaurants are located in West Palm Beach, Florida and are therefore subject to the seasonality of the tourist industry in South Florida. Restaurant sales are expected to be very brisk in the tourist season, which is generally from mid-fall to mid-spring and slow during the off-season. The Company expects to require working capital to fund operations during the off-season.



     The Company's principal financing for the construction and opening of its restaurants through December 31, 1996 was provided by its shareholders. During the six months ended June 30, 1997, the Company borrowed $250,000 from URCI (subsequently assigned to Daniel Catalfumo, a principal thereof and a director of the Company) pursuant to a promissory note and raised $31,250 through the issuance of 25,000 shares of its common stock. Mr. Catalfumo subsequently converted $125,000 in principal into 40,000 shares of Common Stock. During May 1997, the Company raised $400,000 through the issuance of 160,000 shares of Series A Preferred Stock at $2.50 per share. Such funding was obtained to complete construction and opening of the sushi restaurant in December 1997 (estimated to require $250,000), and provide working capital to support operations during the off-season. The Company does not have an existing arrangement for a credit facility with a financial institution for short-term financing. Management believes that cash flow generated from operations, together with the above financing transactions and the net proceeds from this offering, will be sufficient to meet the Company's working capital requirements and anticipated capital expenditures through fall 1998. In order to continue to open additional restaurants, the Company is likely to require additional financing.


     The Company expects to redeem 80,000 shares of the Series A Preferred Stock for $400,000 with the proceeds from this offering and convert the remaining 80,000 shares into 80,000 shares of Common Stock. The redemption will result in a preferred stock dividend in the amount of $200,000 which will be recorded as a deduction from earnings attributable to common shareholders and the Common Stock conversion will result in a $200,000 increase to common shareholders' equity. If the initial public offering does not occur by January 1, 1998, the preferred shares will be redeemed at cost plus four percent.


     On July 1, 1997, the Company entered into a Funding Agreement with URCI which provides that the Company will receive a 51% equity interest in each of four limited partnerships, each of which was or will be formed to construct and operate a Max's Grille Restaurant, in exchange for an aggregate commitment of $3,000,000 of the proceeds from this offering. In addition, on July 1, 1997 the Company granted an option to URCI to purchase 150,000 shares of Common Stock at an exercise price of $2.50 per share, exercisable through December 31, 1999. Such grant will result in a charge to earnings of approximately $260,000. Unless extended by the parties, such commitment terminates in the event the offering is not completed and sufficient funds raised by October 31, 1997.


     The Company may seek to obtain a line of credit for working capital from a bank following this offering. There can be no assurance, however, that the Company will be successful in obtaining a bank line of credit on acceptable terms or at all.

IMPACT OF INFLATION

     The Company has not operated in a highly inflationary period and its management does not believe that inflation has had a material effect on sales or expenses. As operating expenses increase, the Company expects to recover increased costs by increasing prices, to the extent permitted by competition. Because the Company's business is somewhat dependent on tourism in Florida, any significant decrease in tourism caused by inflation would likely have a material adverse effect on revenues and profitability.

SEASONALITY

     The Company's business exhibits some seasonality. Historically, net sales have been the highest in the winter and spring seasons, when Florida is a popular warm weather tourist destination.

ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS123"). FAS123 establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS123 is effective for stock options granted in fiscal years beginning after December 15, 1995. The Company plans to use the intrinsic value method to account for its stock options as permitted by FAS123.

                                    BUSINESS

GENERAL


     The Company has three wholly-owned subsidiaries, each of which owns one restaurant (the West Palm Beach Restaurants), and entered into an agreement to acquire 51 percent equity interests in four entities, each of which owns or is developing one restaurant (the Max's Grille Restaurants). Currently, two of the West Palm Beach Restaurants are open and one of the Max's Grille Restaurants is open.


HISTORY

     Castle Room, Inc. was incorporated in May 1995 by Company directors Brisson and Joseph Visconti to develop Sforza Ristorante. Clematis Bistro Corporation was incorporated in April 1996 by Mr. Visconti to develop My Martini Grille. Sushi Enterprises, Inc. was incorporated in early July 1996 by Messrs. Brisson and Visconti to develop a sushi restaurant. Sforza Enterprises Inc. was incorporated in late July 1996 as a holding company for the three corporations. Messrs. Brisson and Visconti exchanged their founders' shares in Castle Room, Inc. for founders' shares in the Company and the Company capitalized Clematis Bistro Corporation and Sushi Enterprises, Inc. as founder of each in late July 1996 with proceeds of private securities offerings.

CONCEPTS AND DESIGN

     The Company's strategy is to own upscale, moderately priced, casual dining restaurants that are known for providing quality, affordable, contemporary food, service and ambiance. Although the Company's existing and presently planned restaurants are in South Florida, ultimately the Company plans to open restaurants in selected markets outside of South Florida. The Company strives to provide excellent values and an enjoyable and distinctive dining experience by offering first quality food in high energy yet casual settings with efficient, attentive and friendly service.

SITE SELECTION

     The Company believes that the downtown West Palm Beach sites are critical to the success of its West Palm Beach Restaurants, with the high levels of pedestrian traffic and close proximity to heavily populated residential and/or tourist areas. According to the Palm Beach County, Florida Planning, Zoning and Building Department, Palm Beach County's population is expected to grow from 981,793 in 1996 to 1,067,900 by the end of the decade and to 1,271,100 by the year 2010, making Palm Beach County one of the country's fastest growing areas. West Palm Beach is an exciting example of urban revitalization. Located across the intracoastal waterway from the storied island of Palm Beach and less than 10 minutes from Palm Beach International Airport, downtown West Palm Beach is benefitting immensely from the growth the county continues to experience.

     In response to the swelling influx of visitors, second home buyers and relocating and expanding businesses, anticipated county employment growth is also extremely strong. According to the Florida Department of Labor and Employment Security, Palm Beach County's employment is expected to grow from 443,403 in 1994 to 559,844 by the year 2005, a 26.26 percent increase.


     URCI selected the two Fort Lauderdale locations and the Weston location for its newest Max's Grille Restaurants because of their proximity to Boca Raton, where the original Max's Grille has been thoroughly and successfully tested. Additional high-profile upscale communities and developments are targeted for future expansion.


THE WEST PALM BEACH RESTAURANTS

     Sforza Ristorante. The Company owns a full-service, mid-priced, casual dining northern Italian restaurant named "Sforza Ristorante". Sforza Ristorante offers an extensive menu featuring a wide variety of seafood, chicken and pasta dishes, appetizers, salads and desserts. The restaurant offers full bar service. Since its February 1996 opening, food and alcoholic beverages have accounted for approximately 57% and 43% of restaurant sales, respectively. The restaurant offers generous portions at moderate prices while providing friendly and efficient service in a high-energy casual atmosphere intended to appeal to a broad customer base, particularly young upscale adults. As a result, the Company believes that the restaurant has generated a high level of repeat business and customer loyalty. Sforza Ristorante offers dinner entrees between $8 and $18, with an average dinner entree price of $14. The Company believes that by emphasizing casual dining, high quality, large portions and moderate prices, Sforza Ristorante will remain popular with consumers.

     Sforza Ristorante reflects an elegant yet casual European concept featuring a plush red and gold decor. The eclectic design blends the ambiance of renaissance Tuscany with the energy of a rejuvenated urban area. Lush fabrics and red velvet drapery treatments are enhanced by unique hand faux finished walls. Contemporary styled sconces and pendants illuminate the dining and bar areas with soft, inviting light, enhancing the casual upscale dining experience and establishing a distinct identity for the restaurant.

     My Martini Grille. The Company owns a full-service upscale grill named "My Martini Grille". My Martini Grille, which opened in February 1997, was designed to serve a sophisticated clientele, including business diners. The My Martini Grille concept embraces an elegant and timeless early twentieth century motif. My Martini Grille is Gotham City revisited. This sleek art nouveau restaurant and bar recaptures the sophisticated allure of the martini culture. Cocktails are complemented with deep mahogany walls and rich purple and golds. Stylish stainless steel accents mix with unique Italian light fixtures to create a relaxed sexy elegance. All of the elements enhance the dining experience and establish a distinct identity for My Martini Grille. My Martini Grille offers dinner entrees between $16 and $30, with an average dinner entree price of $20.

     Planned Sushi Restaurant. The Company plans to open a full-service, mid-priced casual dining sushi restaurant in December 1997. The planned restaurant has been designed to reflect Tokyo in the year 2050. An ocean green tile floor, blonde maple sushi bar and stainless steel highlights will create a unique techno atmosphere. Japanese animation and comic books will assume larger than life scale in artwork incorporated into the design and construction. Large TV screens over the sushi bar will transform Godzilla, Ultra Man and Speed Racer into animated art. The funky, innovative design will make dining an experience, not just fish and rice. The Company's sushi restaurant will offer dinner entrees between $15 and $30, with an average dinner entree price of $24.

THE MAX'S GRILLE RESTAURANTS


     The Company intends to acquire 51 percent equity interests in the entities that own the Max's Grille Restaurant located at 17 South Atlantic Boulevard ("Beach Place") and the Max's Grille Restaurants under construction at 300 Southwest First Avenue ("Las Olas Riverfront") in Fort Lauderdale, Florida and at 2210 Weston Road, in Weston, Florida ("Weston") plus the entity that will own the next Max's Grille to be developed, the location of which is to be determined. Each of the Max's Grille Restaurants will replicate the Max's Grille restaurant in Boca Raton, Florida. Beach Place opened in May 1997. Las Olas Riverfront and Weston are expected to open in early 1998.


     The Las Olas Riverfront, a new 270,000 square foot shopping center on the New River, the main water thoroughfare dissecting the downtown, will be anchored by a 24 screen stadium seating movie theater and an 80,000 square foot amusement center. The Max's Grille Restaurant will be 6,500 square feet, seating 200 inside and 40 on an outside patio when it opens for business in early 1998.


     In Weston, the Max's Grille Restaurant will co-anchor the new 200,000 square foot Waterway Shoppes. It will also be 6,500 square feet, seating 200 inside and 40 on an outside lakefront patio when it opens for business in early 1998.


     Max's Grille in Boca Raton, Florida, the model for the Max's Grille Restaurants, incorporates casual dining, moderate prices and a cosmopolitan ambiance in a comfortable relaxed atmosphere. Opened in 1991, the 225-seat restaurant has been serving a mix of new American and Continental cuisine with a wide variety of wines and a full-service bar. The decor features a free-standing mahogany bar, high ceilings with star chandeliers and floating window treatments. Its fresh, simply-prepared dishes are imaginative but not intimidating, enhanced with the flavors of Florida, California, New Orleans, Europe and the Pacific.

     Each of the Max's Grille Restaurants is owned by a distinct Florida limited partnership formed exclusively to own, develop and operate one restaurant. The sole general partner of each limited partnership is a Florida corporation owned by Company directors Catalfumo, Max (and his wife Patti Max) and Rapoport. The sole limited partner of each limited partnership is a limited partnership ultimately owned by Company directors Catalfumo, Max and Rapoport. URCI manages every restaurant in which Messrs. Catalfumo, Max and Rapoport have an interest.

     The typical setting for a Max's Grille restaurant is a high-profile upscale community, where an average food and beverage check of $25 could foster repeat visits by patrons. Young professional and prosperous active "golden agers" -- the demographic group that according to the National Restaurant Association spends more money dining out than any other age group -- comprises Max's Grille's regular clientele.

     The Max's Grille concept was first replicated in 1995 in Celebration, Florida, The Walt Disney Co.'s planned community near Orlando, Florida. URCI successfully competed against restaurant companies from across the nation for the right to open a restaurant in that community. The Max's Grille restaurant in Celebration is owned by The Celebration Company, an unaffiliated third party, and managed by Unique Orlando Inc., a Florida corporation owned by Company directors Catalfumo, Max (and his wife Patti Max) and Rapoport ("UOI"). UOI receives a percentage of the gross for managing the restaurant pursuant to the terms of a Management Agreement. The Management Agreement further provides that upon achievement of a certain annualized gross revenue figure UOI becomes the lessee of the restaurant, and continues to operate it. A lease agreement is annexed to the Management Agreement to take effect upon such occurrence.

     URCI is also known for its successful Maxaluna, Max's Cafe and Coffee Shop (2 locations), Prezzo's (3 locations) and Astor Place restaurants.

RESTAURANT MANAGEMENT


     URCI, the restaurant management company owned by Company directors Catalfumo, Max (and his wife Patti Max) and Rapoport, operates the current and will operate the future West Palm Beach Restaurants and Max's Grille Restaurants as well as nine other existing restaurants. From February through May 1997 URCI provided management services pursuant to an informal arrangement. URCI has since then managed the West Palm Beach Restaurants pursuant to the terms of a Management and Consulting Agreement dated June 1, 1997. Under these arrangements, URCI's management fees will total $58,000 through October 31, 1997. Thereafter URCI will receive one percent of net sales plus 20 percent of the net operating profit, paid monthly. (Net operating profit equals net sales less direct operating and other allocable expenses.) URCI is responsible for determining menu and bar items, designing menus, creating recipes, taste testing and costing; interviewing, hiring and training personnel and developing personnel policies and manuals; developing operating policies and manuals; developing and implementing a marketing plan; and otherwise operating the restaurants. The agreement can be terminated by the Company in the event of misappropriation of Company funds, disreputable conduct on the part of either Messrs. Rapoport or Max or breach.


     In addition, the Company intends to enter into a new two-year management agreement with URCI pursuant to which URCI will continue to operate the Company's existing restaurants, and will manage all future Max's Grille Restaurants owned by the Company. Under the new management agreement, URCI will have the option to acquire the Company's equity interests in the Max's Grille Restaurants in the event that URCI involuntarily ceases to manage the Max's Grille Restaurants. In such event, URCI will have an option, exercisable for a 60 day period, to acquire the Company's equity interests in the Max's Grille Restaurants for the appraised fair market value thereof.

     The staff of each Company restaurant consists of a general manager, a chef and between 20 and 70 other employees managed by URCI. Restaurant managers are entitled to participate in an annual discretionary bonus program based upon the financial and operational results of their particular restaurant.

     The Company believes that achieving customer satisfaction by providing knowledgeable, friendly, efficient service is critical to the restaurants' long-term success. During URCI's training program, restaurant managers are taught to promote the Company's team-oriented atmosphere among restaurant employees, with emphasis on preparing and serving food in accordance with strict standards and providing friendly, courteous and attentive service. The Company believes that the quality and training of its restaurant managers and staff results in friendly, courteous, efficient service which contributes to a casual and pleasurable dining experience for the customer.

COMMITMENT AND CUSTOMER SATISFACTION

     The Company's utilization of URCI evidences the Company's commitment to providing its customers with efficient and friendly service, keeping table-to-wait staff ratios low and staffing each restaurant with an experienced management team to help ensure attentive customer service and a pleasurable dining experience. The Company's commitment is further underscored by URCI's employee training program, which is required for all Company personnel. URCI has refined its training program over 10 years, producing manuals on policies and procedures and an employee handbook. The Company's restaurant employees spend a full week training, from orientation on cultures and standards to classroom lessons to hands-on instruction. Tests are given each day to monitor retention. Food tasting is included. The final step is a three-day mock service for family, friends and vendors.

     Through the use of comment cards and table visits, Company management and URCI receive valuable customer feedback and, through prompt responses, demonstrate a continuing devotion to customer satisfaction.

QUALITY CONTROL

     The Company maintains a continuous inspection program for all its food purchases. Each shipment of food is inspected upon receipt for quality and conformance to the Company's specifications. In addition, fresh fish is inspected by kitchen staff at the time of delivery. The restaurants' employees are educated as to the correct handling and proper physical characteristics of each product.

     The Company's general managers are all responsible for properly training hourly employees and ensuring that the Company's restaurants are operated in accordance with strict health and quality standards. The Company believes that its inspection procedures and its employee training practices help the Company to maintain a high standard of quality for the food and service it provides.

PURCHASING

     Obtaining a reliable supply of quality food at competitive prices is critical to the Company's success. By affiliating with URCI, the Company is part of a group that purchases over $14 million of food and other products and services for 13 restaurants. Food and supplies are shipped directly to the Company's restaurants. The Company does not maintain a central product warehouse or commissary. The Company believes its diverse menu selection reduces the risk and minimizes the effect of the shortage of any food products. To date, the Company generally has not experienced any significant delays in receiving its food and beverage inventories, restaurant supplies or equipment.

ADVERTISING AND MARKETING


     Advertising and marketing expenditures in 1996 and the first half of 1997 were approximately 2% of sales. The Company sponsored charitable events, participated in cooking competitions (regional and national), advertised in local magazines and newspapers and gave away drinks and meals at tables and on the radio.

MANAGEMENT INFORMATION

     The Company maintains financial and accounting controls for each restaurant through a central management information system. Sales data is collected daily, and managers are provided with daily sales and cash information for their respective restaurants. A point-of-sale accounting and cash management system enables the Company to access each restaurant's sales, inventory, costs and other financial data on a real-time basis. The point-of-sale accounting and cash management system enables both restaurant management and Company management to react quickly to changing sales trends, better manage food, beverage and labor costs, minimize theft and improve the quality and efficiency of accounting and audit procedures. State-of-the-art software programs enable the Company to forecast and schedule labor requirements.

COMPETITION

     Competition in the restaurant industry is intense. The industry, particularly the full-service casual dining segment, is likely to attract a significant number of new entrants. The Company also expects to face competition from a broad range of other restaurants and food service establishments, including fast food restaurants which specialize in a variety of cuisines. In addition, the full-service restaurant industry is characterized by the frequent introduction of new food products accompanied by substantial promotional campaigns. In recent years, numerous companies in the full-service restaurant industry have introduced products intended to capitalize on growing consumer preference for food products which are, or are perceived to be, healthy, nutritious, low in calories and low in fat content. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address these consumer preferences.

     The Company competes with other restaurants on the basis of price, atmosphere, decor and service.

GOVERNMENT REGULATION

     The Company is subject to extensive state and local government regulation by various governmental agencies, including state and local licensing, zoning, land use, construction and environmental regulations and various regulations relating to the sale of food and alcoholic beverages, sanitation, disposal of refuse and waste products, public health, safety and fire standards. The Company's restaurants are subject to periodic inspections by governmental agencies to ensure conformity with such regulations. The Company believes it complies with all applicable government regulations.

     The Company is also subject to laws governing its relations with employees, including wage and hour laws, and laws and regulations relating to working and safety conditions and citizenship or immigration status.

SERVICEMARKS AND PROPRIETARY INFORMATION

     The Company has registered the servicemarks "Sforza" and "My Martini" with the Secretary of State of Florida. The Company believes that its servicemarks have significant value and are essential to its ability to create demand for and awareness of its restaurants. See "Risk Factors".

PROPERTIES


     The Company leases 450 square feet of space at 330 Clematis Street #211 in West Palm Beach, Florida for its executive offices from Renaissance Partners LLC. The lease runs month to month and is terminable by either party upon one month's prior written notice. The monthly rent payable under the lease is $1,166.


     All of the Company's West Palm Beach Restaurants are housed in adjacent storefronts leased from Clematis Development Group, L.C., a real estate holding company partly owned by Joseph C. Visconti, a principal in the Company and in the Underwriter. See "Certain Transactions". Each restaurant lease provides that the tenant pay rent plus the cost of insurance, taxes and a portion of the landlord's operating costs to maintain common areas. The leases have initial terms of 10 years with renewal options. The Company leases properties with 2,500 to 5,500 square feet total space and seating capacity for 90 to 220 persons.

EMPLOYEES

     The Company employs 175 persons, of whom eight are management or administrative personnel and the rest are employed in non-management restaurant positions. Approximately 165 of these individuals are employed by the Company on a full-time basis. Seven of such persons are employed on a salaried basis and 158 on an hourly basis. The Company considers its employee relations to be good. None of the Company employees is covered by a collective bargaining agreement.

LEGAL PROCEEDINGS

     From time to time the Company has been involved in minor legal disputes customary in the dining industry, none of which is believed by management to be material to its operating results. The Company is not currently a party to any threatened or pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The Company's directors and officers are as follows:

NAME                                                 AGE              POSITION
----                                                 ---              --------
Dale J. Brisson....................................  37    President and Director
Gerald J. Visconti Jr..............................  34    Vice President, Chief Financial
                                                             Officer, Secretary and
                                                             Director
Daniel S. Catalfumo................................  41    Director
Dennis R. Max......................................  52    Director
Burton M. Rapoport.................................  47    Director
Joseph C. Visconti.................................  33    Director


     Mr. Brisson has served as president and as a director of the Company since its inception in July 1996. He has served as president and as a director of Castle Room, Inc. since May 1995, Clematis Bistro Corporation since April 1996 and Sushi Enterprises, Inc. since July 1996. Born and raised in Palm Beach County, Florida, Mr. Brisson has spent his entire career in the restaurant business. In 1986 he opened the first Rosie's Key West Grille in Lake Worth, Florida, which by 1994 had grown into a chain of four restaurants in Palm Beach County with 110 employees.



     Mr. G. Visconti has served as an officer and director of the Company since its inception in July 1996. He established the Company's accounting and management information systems departments. Prior to joining the Company he owned and operated a trucking company in Los Angeles for 11 years. Mr. Visconti graduated from Morrisville Agricultural and Technical College, Morrisville, New York in 1983 with a degree in automotive technology. He is the older brother of Joseph Visconti. Mr. Visconti has no ownership interest in the underwriter.


     Mr. Catalfumo has spent his entire career in South Florida in the construction industry. He founded Catalfumo Construction & Development Inc. in West Palm Beach in 1978 and has built over 12 million square feet of office, medical, warehouse, country club, industrial, retail and residential space. He is a part owner of URCI with Messrs. Max (and his wife Patti Max) and Rapoport.

     Mr. Max has served as a director of the Company since May 1997. After a short stint in the banking and brokerage industries, he entered the restaurant industry in 1972, where he has spent his entire career. He has been successful in national chains and as an entrepreneur. He has enjoyed tremendous success in South Florida, where his restaurants are well-known. Mr. Max owns URCI with his wife, Patti Max, and Messrs. Catalfumo and Rapoport, which he serves as president.

     Mr. Rapoport has spent his entire career in the restaurant industry, beginning as a bartender at the Victoria Station chain in Los Angeles in 1971, where he met Mr. Max. In 1978 Messrs. Rapoport and Max created Carlos & Pepe's in Ft. Lauderdale, Florida, a tremendous success, followed by Raffles in Miami, which grew to 11 locations before being sold. Mr. Rapoport served for 12 years on the Advisory Board of Johnson & Wales University, the large culinary institute based in Providence, Rhode Island. Mr. Rapoport owns URCI with Messrs. Catalfumo and Max (and Patti Max), which he serves as vice president.

     Mr. J. Visconti has served as a director of the Company since its inception in July 1996. Mr. Visconti has served as vice president, secretary and treasurer and as a director of Castle Room, Inc. since May 1995, Clematis Bistro Corporation since April 1996 and Sushi Enterprises, Inc. since July 1996. A Syracuse, New York native, Mr. Visconti founded Joseph Charles & Assoc., Inc., the full-service brokerage firm underwriting the offering, in 1991, which he serves as chairman, president and chief executive officer. The firm employs over 300 people in its two Florida and its Beverly Hills, Denver and Phoenix offices. In 1993 Mr. Visconti founded Clematis Development Group, L.C. ("CDG") to acquire and develop vacant buildings in downtown

West Palm Beach. CDG leases storefronts to the Company for the West Palm Beach Restaurants. In 1995 he teamed with Mr. Brisson to form Castle Room, Inc. which opened Sforza Ristorante in February 1996.


     Messrs. Catalfumo, Max and Rapoport are defendants along with URCI in a civil lawsuit pending in the Florida state court in Palm Beach County, Florida brought in May 1996 by former partners in a defunct URCI restaurant who have alleged, among other things, that the three men breached their fiduciary duties to the limited partners. The defendants have filed motions attacking the plaintiffs' complaint and are awaiting a hearing on their motions. Discovery is underway. The limited partners invested $400,000 in the subject partnership and one of the limited partners also made a loan of $60,000 to the partnership. Presumably, with respect to rescission claims, these plaintiffs would want to recover the entire $460,000 plus interest and attorneys' fees, although no specific request for damages has been made. The other claims being made are derivative in nature as they challenge the appropriateness of certain charges made to the partnership by URCI in its capacity as manager. These claims would seek to require the corporate general partner, Unique Restaurant of South Beach, Inc., and URCI to refund these expenditures. There is no specific, complete listing of these expenditures but, in the aggregate, they are substantially less than $100,000.


     The defendants believe there is no merit whatsoever to the claims seeking rescission. The plaintiffs assert that they were defrauded because Mr. Max advised them that he had elected not to proceed with the restaurant he had been considering at the Astor Hotel (three blocks north of the subject site) and that $400,000 would be sufficient to open the restaurant for business. In fact, Mr. Max did become involved in the establishment of a restaurant in the Astor Hotel and the cost of readying the subject restaurant for opening turned out to be $550,000. The defendants do not deny that either of these representations were made; however, they vehemently deny that they were false when made, known to be false by Mr. Max or any other party related to URCI or made with an intention of misleading any of the plaintiffs. In fact, the Astor Hotel deal had terminated when Mr. Max so advised the plaintiffs. At a subsequent point in time, the principals of the Astor Hotel again approached Mr. Max with an entirely different economic proposal pursuant to which they would fully fund construction of the restaurant as opposed to the prior proposal in which he was being asked to do so. Under that revised economic arrangement, Mr. Max proceeded to get involved in a restaurant in the Astor Hotel. The defendants deny that the involvement of URCI in the Astor Hotel had anything to do with the economic failure of the subject restaurant. The Astor Hotel did not even open by the time it had been determined that the subject restaurant was not going to succeed. Moreover, the existence of a nearby restaurant enabled some cost savings for the subject restaurant by sharing certain personnel expenditures between the two locations. It is also important to note that the plaintiffs were well aware that Mr. Max and URCI continue, at all times, to get involved in new restaurant opportunities and had no reasonable basis for assuming or concluding that the subject restaurant would be the last restaurant with which they become involved. No such provision existed in the Partnership Agreement. With respect to the cost overruns, they were simply initial estimates that turned out to be wrong. The party that bore the brunt of the underestimate was URCI as it funded $90,000 of the $150,000 deficit. One of the limited partners funded the other $60,000 as a loan.

     With respect to the alleged improper expenditures of funds, to the extent specific expenditures have been noted by the plaintiffs, the defendants believe that, for the most part, there are proper justifications with respect to each expenditure. For example, the plaintiffs list a trip to New York by Mr. Max and Carre Simon, the subject restaurant's chef, as an example of improper expenditures. This trip was, in fact, taken to receive an award from Esquire Magazine as one of the best new restaurants in the United States. A significant amount of free publicity attended the receipt of that award. In connection with reviewing the expenditures that have been noted, URCI is undertaking an overall review of the manner in which it allocates charges to the various restaurants it manages. To the extent it determines any expenditures were inappropriately charged, it will make appropriate credits.

     Each director of the Company is elected for a term of one year which expires at the annual meeting of the Company's shareholders or at such other time as his successor is duly elected and qualified. Pursuant to the Funding Agreement dated July 1, 1997 among the Company, URCI, Mr. Max and others, Messrs. Brisson, G. Visconti and J. Visconti agreed to vote their shares to elect three designees of Mr. Max as directors to the

Company's six member Board of Directors. Each officer is appointed by the Board of Directors and serves at the pleasure of the Board. See "Certain Transactions".

     Directors are not compensated for their services on the Board of Directors. The Company will reimburse directors for reasonable travel expenses incurred in connection with their activities on behalf of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     Subsequent to the offering, the Company will have an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for (i) reviewing the scope of, and the fees for, the annual audit, (ii) reviewing with the independent auditors the corporate accounting practices and policies and recommending to whom reports should be submitted within the Company, (iii) reviewing with the independent auditors their final report, (iv) reviewing with the independent auditors the overall accounting and financial controls, and (v) being available to the independent auditors during the year for consultation purposes. The Compensation Committee will determine the compensation of the officers of the Company and will perform other similar functions and grant options under the Company's 1997 Equity Incentive Plan. Messrs. Max, Rapoport and G. Visconti shall serve on the Audit Committee. Messrs. Max, Rapoport, G. Visconti and J. Visconti shall serve on the Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information for 1996 concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's president and vice president. No officer of the Company earned $100,000 or more during 1996.

                           SUMMARY COMPENSATION TABLE

                                                              COMPENSATION
                                                             ---------------              ALL OTHER
NAME AND PRINCIPAL POSITION                           YEAR   SALARY    BONUS   OPTIONS   COMPENSATION
---------------------------                           ----   -------   -----   -------   ------------
Dale J. Brisson.....................................  1996   $69,230     0       N/A           N/A
  President and Director
Gerald J. Visconti..................................  1996   $     0     0       N/A        $8,000
  Vice President, Chief
  Financial Officer and Director

     In the first half of 1997 Mr. Brisson and Joseph Visconti each received $32,485 in total compensation and Gerald Visconti $27,000. Clematis Development Group L.C., landlord of Sforza Ristorante and My Martini Grille, was paid $165,576 in 1996 and $59,557 in 1997 as rent; Joseph Visconti is a principal of that entity.

EMPLOYMENT AGREEMENTS

     The Company is not a party to any employment agreements.

STOCK OPTION PLANS

     On July 1, 1997, the Company's Board of Directors enacted the 1997 Equity Incentive Plan (the "Plan") which provides for the issuance of options to purchase a total of 285,000 shares of the Company's Common Stock. The Plan authorizes the Board of Directors to issue incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and stock options that do not conform to the requirements of that Code section ("Non-ISOs"). The exercise price of an ISO may not be less than 100% of the fair market value of the Common Stock at the time of grant, except that in the case of a grant to an employee who owns (within the meaning of Code Section
422) 10% or more of the outstanding stock of the Company (a "10% Shareholder"), the exercise price shall not be less than 110% of such fair market value. Options may not be exercised prior to the first anniversary, or on or after the tenth anniversary

(fifth anniversary in the case of an ISO granted to a 10% Shareholder), of his grant. Options may not be transferred during the lifetime of an optionee.

     The Plan is administered by the Board of Directors. Subject to the provisions of the Plan, the Board of Directors has the authority to determine the individuals to whom stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, the restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. Payment by optionees upon exercise of an option may be made (as determined by the Board of Directors) in cash, by promissory note or other such form of payment acceptable to the Board of Directors, including shares of Common Stock.

     As of the date of this Prospectus, the Company has not granted any options under the Plan.

                             PRINCIPAL SHAREHOLDERS

     As of the date of this Prospectus, the Company has issued 2,040,000 shares of Common Stock and 160,000 shares of Series A Preferred Stock. The Preferred Stock will be converted in part and redeemed in part in connection with the offering. The following table sets forth, as of the date of this Prospectus, certain information regarding the beneficial ownership of the Common Stock giving effect to conversion of the Preferred Stock, by (i) each person known to the Company as having beneficial ownership of more than 5% of the Common Stock,
(ii) each director of the Company, (iii) each officer of the Company, and (iv) all directors and officers of the Company as a group.


                                                                                 PERCENTAGE OF
                                                                                  COMMON STOCK
                                                                             BENEFICIALLY OWNED(1)
                                                                             ----------------------
                                                               NUMBER OF      PRIOR
                                                               SHARES OF        TO         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                          COMMON STOCK   OFFERING   OFFERING(4)
------------------------------------                          ------------   --------   -----------
Dale J. Brisson(2)(6).......................................     762,500      35.97%       22.63%
  2815 Hampton Ct. E
  Delray Beach, FL 33445
Gerald J. Visconti Jr.(2)...................................     103,923       4.90%        3.08%
  3500 N. Flagler Dr.
  West Palm Beach, FL 33401
Daniel S. Catalfumo(3)(5)...................................     190,000       8.96%        5.64%
  4300 Catalfumo Way
  Palm Beach Gardens, FL 33410
Dennis R. Max(3)(5).........................................     150,000       7.08%        4.45%
  490 E. Palmetto Park Rd. #110
  Boca Raton, FL 33432
Burton M. Rapoport(3)(5)....................................     150,000       7.08%        4.45%
  490 E. Palmetto Park Rd. #110
  Boca Raton, FL 33432
Joseph C. Visconti(3)(6)....................................     755,500      35.64%       22.42%
  525 S. Flagler Dr. #400
  West Palm Beach, FL 33401
All directors and officers as a group (6 persons)(5)........   1,811,923      85.47%       53.77%


---------------

(1) A person is deemed to be the beneficial owner of voting securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options or warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days of the date of this prospectus have been exercised or converted. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) An officer and director.
(3) A director.

(4) Assumes that no person listed in the table acquires shares in the offering and excludes underwriter's overallotment option.

(5) Includes 150,000 shares of Common Stock underlying an option granted to URCI. Messrs. Catalfumo, Max and Rapoport are principals of URCI. See "Certain Transactions".
(6) Includes 300,000 shares of Common Stock owned by Vask Enterprises, Inc., a Florida corporation owned by Messrs. Brisson and J. Visconti.

     The Series A Preferred Stock, half of which shall be redeemed for $400,000 and half of which shall be converted into Common Stock on a one-to-one basis upon consummation of the offering, is owned as follows:

CBM of America, Inc.:......................................  80,000 shares
Lawrence M. Dezenzo
  Revocable Trust f/b/o
  Lawrence M. Dezenzo,
  Trustee:.................................................  40,000 shares
Bruce J. Simonson:.........................................  40,000 shares

     None of these shareholders is affiliated with the Company. They are retail brokerage clients of the underwriter.

                              CERTAIN TRANSACTIONS


     The information set forth below briefly describes certain transactions between the Company and certain parties who or which may be deemed to be affiliated with the Company. The Company believes all of the following transactions were or are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties. All future transactions with affiliated parties (including forgiveness of currently outstanding loans) will be subject to approval of a majority of the disinterested directors of the Company and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.



     Notes Payable; Shareholders. During 1995 and 1996 Dale J. Brisson and Joseph C. Visconti lent an aggregate of $175,000 to the Company or its subsidiaries pursuant to notes collateralized by substantially all of the Company's assets. In addition, such shareholders made uncollateralized loans to the Company aggregating $63,445 for working capital purposes. All such loans have been repaid as of June 30, 1997. See "Restaurant Management" and "Construction" below in this section.


     Premises Leases. The Company leases the spaces for its three restaurants from Clematis Development Group, L.C., a Florida limited liability company partly owned by Joseph C. Visconti. Castle Room, Inc.'s lease expires in December 2005 and calls for annual rent of $51,500 in the first year, gradually rising to $94,125 in 2005. Clematis Bistro Corporation's lease expires in January 2006 and calls for annual rent of $96,250 in the first year, gradually rising to $145,750 in the final year. Sushi Enterprises, Inc.'s lease expires in January 2006 and calls for annual rent of $20,000 in the first year, gradually rising to $46,875 in the final year. Each lease is "triple net", meaning that the tenant pays for insurance, taxes and maintenance. The Company believes that each lease is on terms no less favorable than those obtainable from an unrelated third party.


     Underwriting. The offering is being underwritten by Joseph Charles & Assoc., Inc., a full-service broker-dealer owned in part by several of the Company's shareholders, including Joseph Visconti. See "Underwriting".


     Restaurant Management. URCI, the restaurant management company controlled by Messrs. Max, Rapoport and Catalfumo, manages and operates the Company's restaurants. Its responsibilities include the determination of dining room and bar menus, design of the menus, creation of recipes, testing of menu items, pricing, interviewing, training and hiring personnel, developing personnel systems and manuals, developing operations manuals covering product purchasing, vendor selection, developing operating forms and checklists covering ordering, inventory, preparation and sanitation, developing marketing plans covering advertising and promotional programs, developing signage, conducting market research and related duties. Compensation for management services through October 31, 1997 totals $58,000. Subsequently, URCI shall receive a fee of one percent of net sales plus 20 percent of the net operating profit, monthly. (Net operating profit equals net sales less direct operating and other allocable expenses.) On January 31, 1997 URCI lent the Company $250,000 pursuant to the terms of a Fixed Rate Promissory Note (the "Note") with interest accruing thereon at the rate of 15 percent per annum. The
Note is secured by a lien on all the Company's assets and guaranteed by Joseph Visconti and Dale Brisson. On June 1, 1997 URCI assigned the Note to Daniel Catalfumo.


     In addition, the Company intends to enter into a new two-year management agreement with URCI pursuant to which URCI will continue to operate the Company's existing restaurants, and will manage all future Max's Grille Restaurants owned by the Company. Under the new management agreement, URCI will have the option to acquire the Company's equity interests in the Max's Grille Restaurants in the event that URCI involuntarily ceases to manage the Max's Grille Restaurants. In such event, URCI will have an option, exercisable for a 60 day period, to acquire the Company's equity interests in the Max's Grille Restaurants for the appraised fair market value thereof.


     Construction. Mr. Catalfumo's construction company built Max's Beach Place Grille, one of the Max's Grille Restaurants, and is building the Max's Grille Restaurants in the Las Olas Riverfront development, Ft. Lauderdale, Florida and in Weston, Florida. Mr. Catalfumo acquired the Note from URCI on June 1, 1997 and immediately converted $125,000 of the unpaid principal into 40,000 shares of the Company's Common Stock. The conversion price of $3.125 was negotiated between the parties.



     Funding Agreement. The Company, URCI, Dennis Max and related parties entered into a Funding Agreement on July 1, 1997 pursuant to which the Company agreed to devote $3,000,000 of the proceeds of this offering to the construction and pre-opening expenses of four Max's Grille Restaurants and to grant URCI an option to acquire 150,000 shares of the Company's Common Stock exercisable at $2.50 per share through December 31, 1999 (see "Description of
Securities -- Option") in exchange for 51 percent equity interests in such Max's Grille Restaurants and URCI's agreement to manage such restaurants at a discounted rate. The $3,000,000 shall be deposited into a Construction Fund at such time as the limited partnership interests in each of the Max's Grille Restaurants are conveyed to the Company. Mr. Max shall be responsible for Construction Fund disbursement among the Max's Grille Restaurants. Messrs. Catalfumo, Max and Rapoport shall own, in the aggregate, the remaining 49 percent equity interest in the Max's Grille Restaurants. URCI shall manage the restaurants for a fee of one-and-one-half percent, half of its standard fee of three percent, of net sales. Joseph Visconti has the right to designate a majority of the directors of the corporations serving as general partner. Additionally, Mr. Max received the right to designate three of the Company's six directors, obtaining the agreement of Joseph Visconti, Gerald Visconti and Dale Brisson to vote their Company shares in favor of his director nominees. A Joinder setting forth such agreement is attached to the Funding Agreement, which is attached as an exhibit to the Registration Statement of which this Prospectus is a part. In addition, URCI will have the option to acquire the Company's equity interests in the Max's Grille Restaurants in the event that URCI involuntarily ceases to manage the Max's Grille Restaurants. In such event, URCI will have an option, exercisable for a 60 day period, to acquire the Company's equity interest in the Max's Grille Restaurants for the appraised fair market value thereof.

                           DESCRIPTION OF SECURITIES

GENERAL


     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.01 par value per share, and 400,000 shares of Preferred Stock, $0.01 par value per share. As of September 30, 1997 there were 2,040,000 shares of Common Stock issued and outstanding, held by 18 holders of record, and 160,000 shares of Series A Preferred Stock issued and outstanding, held by three holders of record.


COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to any dividend restrictions imposed by the Company's creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the minimum of its total liabilities.

     If the Company realizes net profits in the future, its foreseeable policy will be to retain such earnings for the operation and expansion of its business.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends, if any, on the Common Stock. Also, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of Common Stock.


     As of September 30, 1997, 160,000 of the 400,000 authorized shares of Preferred Stock were outstanding. Series A Preferred Stock was issued to three investors on May 19, 1997 who invested $400,000 in the aggregate as follows: CBM of America Inc. (80,000 shares), Lawrence M. Dezenzo Revocable Trust f/b/o Lawrence M. Dezenzo, Trustee (40,000 shares), and Bruce J. Simonson (40,000 shares), all of whom are retail brokerage clients of Joseph Charles & Assoc., Inc., the underwriter, but are otherwise unaffiliated with the Company. The Series A Preferred Stock is entitled to cumulative cash dividends at a rate of 10 percent per annum and a liquidation preference of $2.50 per share. Upon completion of an initial public offering raising gross proceeds of at least $4,000,000, 80,000 shares of Series A Preferred Stock automatically convert into 80,000 shares of Common Stock while the other 80,000 shares of Series A Preferred Stock are to be redeemed for $400,000 in the aggregate. If such an initial public offering shall not have occurred by January 1, 1998 all Series A Preferred Stock shall be redeemed at cost plus four percent. The Company has no present intention to issue any additional shares of Preferred Stock.

OPTION

     Pursuant to the terms of the Funding Agreement, the Company granted URCI an option, exercisable through December 31, 1999, to acquire 150,000 shares of Common Stock for an exercise price of $2.50 per share. The shares of Common Stock underlying the option are restricted and cannot be sold before March 31, 1999 but bear "piggyback" registration rights. In the event the Company proposes to file a registration statement under the Securities Act which relates to a current offering of securities of the Company (except in connection with an offering on Form S-8 or Form S-4 or any other inappropriate form), URCI may request that the Company include all or a portion of the option shares therein and the Company must honor such request.

REDEEMABLE WARRANTS

     The Units being offered hereby include 1,250,000 Warrants.

     The Warrants will be issued under and governed by the provisions of a Warrant Agreement (the "Warrant Agreement") between the Company and Florida Atlantic Stock Transfer, Inc. as warrant agent (the "Warrant Agent") and will be evidenced by warrant certificates in registered form. The following summary of the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.


     Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price equal to $5.25 per share during the Warrant Exercise
Period -- the period commencing on the date of this Prospectus and terminating five years thereafter. The shares of Common Stock underlying the Warrants will, upon exercise of the Warrants, be validly issued, fully paid and non-assessable. The Warrants are redeemable by the Company at any time during the Warrant Exercise Period for $0.01 per Warrant if the average closing price of a share of Common Stock, as reported by NASDAQ or the National Quotation Bureau, equals or exceeds $5.52 for any 20 consecutive trading days ending within five days prior to the date of the notice of redemption.


     The Warrants can only be exercised when there is a current effective registration statement covering the shares of Common Stock underlying the Warrants. If the Company does not or is unable to maintain a current effective registration statement, the Warrantholders will be unable to exercise the Warrants and the Warrants may become valueless. Moreover, if the shares of Common Stock underlying the Warrants are not registered or qualified for sale in the state in which a Warrantholder resides, such holder might not be permitted to exercise the Warrants. In the event that the Warrants are called for redemption, the Warrantholders may not be able to exercise their Warrants in the event that the Company has not updated this Prospectus in accordance with the requirements of the Securities Act or the Warrants have not been qualified for sale under the laws of the state where the Warrantholder resides. In addition, in the event that the Warrants have been called for redemption, such call for redemption could force the Warrantholder either to (i) assuming the necessary updating to the Prospectus and state blue sky qualifications have been effected, exercise the Warrants and pay the exercise price at a time when, in the event of a decrease in market price from the period preceding the issuance of the call for redemption, it may be less than advantageous economically to do so, or (ii) accept the redemption price, which, in the event of an increase in the price of the Common Stock, could be substantially less than the market value thereof at the time of redemption. See "Risk Factors".

     The Warrantholders are not entitled to vote, receive dividends or exercise any of the rights of holders of shares of Common Stock for any purpose. The Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. Although the Company has applied for listing of the Warrants under the symbol SFZAW, there can be no assurance that the Warrants will be quoted or under such symbol. There is currently no established market for the Warrants, and there is no assurance that any such market will develop.

     Assuming there is a current effective registration statement covering the shares of Common Stock underlying such Warrants, each Warrant may be exercised by surrendering the Warrant certificate, with the form of election to purchase on the reverse side of the Warrant certificate properly completed and executed, together with payment of the exercise price to the Warrant Agent. The Warrants may be exercised from time to time in whole or in part. If less than all of the Warrants evidenced by a Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining number of Warrants.

     The Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants to protect Warrantholders against dilution in the event of stock dividends and distributions, stock splits, recapitalizations, mergers, consolidations and similar transactions.

DIRECTORS' LIABILITY

     Under the Florida Business Corporation Act (the "FBCA"), a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reason to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the FBCA. The Company may elect to purchase such insurance on behalf of its directors and officers.


     The Bylaws provide that the Company shall indemnify all directors and officers of the Company, as well as any employees or agents of the Company to whom the Company has agreed to grant indemnification. Section 607.0850(1) of the FBCA provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, to the fullest extent permitted by applicable law, as amended from time to time. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.


     In addition, the Bylaws provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of the director's fiduciary duty. However, the Bylaws do not eliminate or limit the liability of a director for any of the following reasons: (i) a breach of the director's duty of loyalty to the shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) a violation under Section 607.0834 of the FBCA (which imposes liability upon directors for unlawful dividends and other distributions); (iv) a transaction from which the director derived an improper personal benefit; or (v) an act or omission occurring before the effective date of the Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LIABILITY INSURANCE

     The Company intends to procure and maintain a policy of insurance under which the directors and officers of the Company will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act.

ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW

     Following the offering to which this Prospectus relates, the Company may be subject to the anti-takeover provisions of Section 607.0901 of the FBCA (the "Affiliated Transaction Statute"). In general, the Affiliated Transaction Statute requires the approval of the holders of two-thirds of the voting shares of a corporation, other than shares owned by an "interested shareholder", in order to effectuate an "affiliated transaction", such as a merger, sale of assets or sale of shares, between a corporation and an interested shareholder. An "interested shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting securities of the corporation. Such approval is not required where the (i) affiliated transaction is approved by a majority of the disinterested directors, (ii) an interested shareholder owns 90% or more of the corporation's outstanding voting stock, or has owned 80% or more for five years, or (iii) consideration paid in connection with the affiliated transaction satisfies the statutory "fair price" formula and the transaction meets certain other requirements. A corporation may elect, by the vote of a majority of the outstanding voting securities of the corporation (not including shares held by an interested shareholder), or by amendment to the articles or bylaws of the corporation, not to be subject to the provisions of the Affiliated Transaction Statute. The election will not be effective until 18 months after it is made, and will not apply to any affiliated transaction between the corporation and someone who was an interested shareholder prior to the effective date of the election.

     The application of the Affiliated Transaction Statute could prohibit or delay a merger, takeover or other change in control of the Company, and therefore could discourage attempts to acquire the Company.

TRANSFER AGENT


     Florida Atlantic Stock Transfer, Inc., 5701 North Pine Island Rd. #310A, Tamarac, Florida 33321, is the transfer agent and registrar for the Common Stock and Warrants.


REPORTS TO SHAREHOLDERS

     Subject to the sale of the shares of Common Stock offered hereby, the Company will register its Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require the Company to comply with the periodic reporting, proxy solicitation and certain other requirements of the Exchange Act.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the consummation of this offering, the Company will have 3,370,000 shares of Common Stock outstanding (3,557,500 if the Underwriter's Over-Allotment option is fully exercised). Of those shares, the 1,250,000 shares and 1,250,000 Warrants being offered hereby will be freely tradeable without restriction (except as to affiliates of the Company) or further registration under the Securities Act. Notwithstanding Rule 144 of the Securities Act, 2,120,000 of the remaining shares of Common Stock outstanding after this offering would be immediately eligible for sale in the public market without registration except that the holders thereof have agreed not to sell their Shares before the first anniversary of the effective date of the registration statement of which this Prospectus is a part.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or under common control with, such issuer.



     Prior to this offering, there has been no public trading market for the Common Stock. The Company intends to list its registered securities on the NASDAQ Small Cap Market upon completion of this offering.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to Joseph Charles & Associates, Inc. ("Jos. Chas.") and J.W. Barclay & Co., Inc. (the "Underwriters") and the Underwriters have agreed to purchase from the Company all 1,250,000 shares of Common Stock and 1,250,000 Warrants to be sold in this offering.



     The Securities are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are committed to purchase all the Securities offered hereby if any are purchased.



     The Underwriters have advised the Company that it proposes to offer the Common Stock and Warrants directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected dealers at that price, less a concession of not more than $0. per share. The Underwriters
may allow a discount of not more than $          per share on sales to certain
other dealers. After the initial public offering, the price to the public of the Units, Common Stock and Warrants and the other terms may be changed.



     Two shareholders of the Company, Joseph Visconti and Richard Rappaport, are shareholders of Jos. Chas., which Joseph Visconti founded in 1991. Joseph Visconti serves Jos. Chas. as a director and officer and as its largest shareholder and serves the Company as a director and as its second largest shareholder, owning 37.03 percent of the Company's Common Stock prior to completion of this offering. The offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 (previously Schedule E to the Bylaws of the NASD) of the Conduct Rules of the NASD, which provides that, among other things, when an NASD member participates in an underwriting of equity securities in which it or its affiliates has an economic interest, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Kashner Davidson Securities Corporation has served in such role and will recommend a price in compliance with the requirements of Rule 2720. The initial public offering price of the Common Stock set forth on the cover page of this Prospectus will be no higher than such recommended price. In addition, Jos. Chas. may not confirm sales to any discretionary account without the prior specific written approval of the customer. Jos. Chas. has informed the Company that it does not expect to sell any Securities to any account over which it has discretionary authority.



     The Company has granted the Underwriters an option (the "Underwriters' Over-Allotment Option"), exercisable during the 60-day period following the date of this Prospectus, to purchase up to 187,500 additional Units, at the initial public offering price less the underwriting discount. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of the Units offered hereby.



     The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



     The Company has agreed to pay the Underwriters a non-accountable expense allowance of 3% of the gross proceeds from the sale of Securities and to pay a consulting fee to Jos. Chas. of $60,000 for 24 months of consulting services to be rendered.



     The officers, directors and shareholders of the Company have agreed that they will not offer, sell or otherwise dispose of any Common Stock of the Company owned by them to the public for a period of at least 12 months from the closing of this offering without the prior written consent of Jos. Chas. Jos. Chas. may in its discretion and without notice to the public waive these lock up agreements and permit holders otherwise agreeing to lock up their shares to sell any or all of their shares of Common Stock, although Jos. Chas. has no current intention of doing so.



     The Company has agreed with Jos. Chas. not to solicit Warrant exercises other than through Jos. Chas. Upon exercise of any Warrants commencing one year from the date of this Prospectus, the Company will pay Jos. Chas. a fee of 4% of the aggregate exercise price, if (i) the market price of the Company's Common

Stock on the date the Warrant is exercised is greater than the then exercise price of the Warrants; (ii) the exercise of the Warrant was solicited by a member of the NASD who is so designated in writing by the holder exercising the Warrant; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the Warrant; and (v) the solicitation of the exercise of the Warrant was not in violation of Regulation M promulgated under the Exchange Act. No solicitation fee will be paid to the Underwriter for Warrants exercised within one year of the date of this Prospectus or for Warrants voluntarily exercised at any time without solicitation.


     At the closing of this offering, the Company will sell and deliver to the Underwriters for an aggregate purchase price of $125.00, the "Underwriters' Option" to purchase 125,000 Units at a price that is equal to 120% of the initial public offering price for the Common Stock and Warrants. The Warrants underlying the Underwriters' Option will have an exercise price and other terms identical to the Warrants being offered to the public pursuant to this Prospectus except that the Underwriters' Option shall not be redeemable.



     The Underwriters' Option will be non-transferable for a period of one year following the date of this Prospectus except to officers of the Underwriters. The Underwriters' Option will also contain antidilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five years from the date of this Prospectus).



     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NASDAQ Small Cap Market or otherwise and, if commenced, may be discontinued at any time.



     Prior to this offering, there has been no public market for the Units, Common Stock or Warrants and there can be no assurance that a market will develop or be sustained following this offering. The initial public offering price of the Units, Common Stock and Warrants and the exercise price of the Warrants were determined taking into account the prospects for the Company, an assessment of the industry in which the Company operates, the assessment of management, the number of shares of Units, Common Stock and Warrants offered, the price that purchasers of such Securities might be expected to pay given the nature of the Company and the general condition of the securities markets at the time of the offering. Accordingly, the offering price set forth on the cover page of this Prospectus should not necessarily be considered an indication of the actual value of the Company or the Units, Common Stock or Warrants.


                                 LEGAL MATTERS


     The validity of the Securities offered hereby will be passed upon for the Company by Mirkin & Woolf, P.A., West Palm Beach, Florida. Mirkin & Woolf, P.A. has represented Jos. Chas. from time to time on other matters. Mirkin & Woolf, P.A. shall receive, upon effectiveness of the Registration Statement, a warrant to acquire 10,000 shares of the Company's Common Stock at an exercise price of $6.00 per share. The warrant shall be exercisable at any time, in whole or in parts, through February 2002. Certain legal matters will be passed upon for the Underwriters by Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated balance sheet of the Company as of December 31, 1996 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996 and the period May 17, 1995 (inception) to December 31, 1995 included in this Prospectus have been included herein in reliance on the report of Templeton & Company, P.A., independent accountants, given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form SB-2 relating to the Units offered hereby has been filed by the Company with the Securities and Exchange Commission in Washington, D.C. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Units offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge and may be obtained at prescribed rates at the Securities and Exchange Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street N.W., Washington, D.C. 20549 and at the Midwest Regional Office at the Commission located at 500 West Madison Street #1400, Chicago, IL 60661-2511 and at 7 World Trade Center #1300, New York, NY 10048 and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission.

     The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the Web is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
SFORZA ENTERPRISES INC. AND SUBSIDIARIES
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheet as of December 31, 1996........   F-3
  Consolidated Statements of Operations for the period May
     17, 1995 (inception) to December 31, 1995 and for the
     year ended December 31, 1996...........................   F-4
  Consolidated Statements of Shareholders' Equity for the
     period May 17, 1995 (inception) to December 31, 1995
     and for the year ended December 31, 1996...............   F-5
  Consolidated Statements of Cash Flows for the period May
     17, 1995 (inception) to December 31, 1995 and for the
     year ended December 31, 1996...........................   F-6
  Notes to Consolidated Financial Statements................   F-7
  Consolidated Balance Sheet as of June 30, 1997
     (unaudited)............................................  F-13
  Consolidated Statements of Income for the six months ended
     June 30, 1997 and 1996 (unaudited).....................  F-14
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 1997 and 1996 (unaudited)...............  F-15
  Notes to Interim Consolidated Financial Statements
     (unaudited)............................................  F-16

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
Sforza Enterprises Inc.

     We have audited the accompanying consolidated balance sheet of Sforza Enterprises Inc. and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1996 and the period May 17, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sforza Enterprises Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year ended December 31, 1996 and the period May 17, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                          TEMPLETON & COMPANY, P.A.

Royal Palm Beach, Florida
March 28, 1997, except for
  Notes 2 and 9, as to which

  the date is September 5, 1997

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1996

                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $  202,639
  Accounts receivable.......................................       2,238
  Inventories...............................................      38,661
  Deferred income taxes.....................................      13,583
  Other current assets......................................      54,829
                                                              ----------
     Total current assets...................................     311,950
Property and equipment, net.................................     495,370
Other assets, net...........................................     278,831
                                                              ----------
     Total assets...........................................  $1,086,151
                                                              ==========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $      917
  Accrued expenses..........................................      84,981
  Unearned revenue..........................................      61,759
  Income taxes payable......................................      15,387
  Due to shareholders.......................................      63,445
  Current portion of long-term debt.........................     114,874
  Current portion of obligations under capital leases.......      30,089
                                                              ----------
     Total current liabilities..............................     371,452
Long-term debt, net.........................................      30,014
Obligations under capital leases, net.......................      53,959
Deferred income taxes.......................................       7,515
                                                              ----------
     Total liabilities......................................     462,940
                                                              ----------
Shareholders' equity:
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 1,975,000 shares issued and outstanding....      19,750
  Additional paid-in capital................................     490,550
  Retained earnings.........................................     112,911
                                                              ----------
     Total shareholders' equity.............................     623,211
                                                              ----------
     Total liabilities and shareholders' equity.............  $1,086,151
                                                              ==========

                            See accompanying notes.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
            THE PERIOD MAY 17, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                                 1996         1995
                                                              ----------   ----------
Net sales...................................................  $2,333,530   $       --
                                                              ----------   ----------
Cost and expenses:
  Cost of sales.............................................   1,299,501           --
  Operating expenses........................................     881,856       12,244
  Interest expense, net.....................................          --          555
                                                              ----------   ----------
          Total cost and expenses...........................   2,181,357       12,799
                                                              ----------   ----------
Income (loss) before other income...........................     152,173      (12,799)
Other income, net...........................................       3,051           --
                                                              ----------   ----------
Income (loss) before provision for income taxes.............     155,224      (12,799)
Provision for income taxes..................................       9,319           --
                                                              ----------   ----------
          Net income (loss).................................  $  145,905   $  (12,799)
                                                              ==========   ==========
Earnings (net loss) per common share:
  Primary...................................................  $      .07   $     (.01)
                                                              ==========   ==========
  Fully diluted.............................................  $      .07   $     (.01)
                                                              ==========   ==========
Weighted average common shares outstanding:
  Primary...................................................   2,026,328    1,986,363
                                                              ==========   ==========
  Fully diluted.............................................   2,146,328    2,106,363
                                                              ==========   ==========

                            See accompanying notes.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
            THE PERIOD MAY 17, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                           COMMON STOCK        ADDITIONAL   RETAINED
                                                      ----------------------    PAID-IN     EARNINGS
                                                      NO. SHARES    AMOUNT      CAPITAL     (DEFICIT)
                                                      ----------   ---------   ----------   ---------
Balance, May 17, 1995 (inception)...................          --   $      --    $     --    $     --
Issuance of 500 shares of common stock by Castle
  Room, Inc.........................................          --          --      10,000          --
Net loss for the period May 17, 1995 to December 31,
  1995..............................................          --          --          --     (12,799)
                                                      ----------   ---------    --------    --------
Balance, December 31, 1995..........................          --          --      10,000     (12,799)
Issuance of 1,655,000 shares of common stock in
  exchange for 500 shares of Castle Room, Inc.......   1,655,000      16,550     (10,000)     (6,550)
Issuance of 320,000 shares of common stock..........     320,000       3,200     490,550          --
Net income for the year ended December 31, 1996.....          --          --          --     145,905
Distributions to shareholders of Castle Room,
  Inc...............................................          --          --          --     (13,645)
                                                      ----------   ---------    --------    --------
Balance, December 31, 1996..........................   1,975,000   $  19,750    $490,550    $112,911
                                                      ==========   =========    ========    ========

                            See accompanying notes.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
            THE PERIOD MAY 17, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                                                1996       1995
                                                              --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $145,905   $(12,799)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................    33,946        146
     Deferred income taxes..................................    (6,068)        --
     Increase in accounts receivable........................    (2,238)        --
     Increase in inventories................................   (38,661)        --
     Increase in other current assets.......................   (47,435)    (7,394)
     Increase in accounts payable...........................       917         --
     Increase in accrued expenses...........................    84,426        555
     Increase in unearned revenue...........................    11,759     50,000
     Increase in income taxes payable.......................    15,387         --
                                                              --------   --------
Net cash provided by operating activities...................   197,938     30,508
                                                              --------   --------
Cash flows from investing activities:
  Purchase of property and equipment........................  (335,349)  (102,843)
  Increase in other assets..................................  (274,648)    (4,580)
                                                              --------   --------
Net cash used in investing activities.......................  (609,997)  (107,423)
                                                              --------   --------
Cash flows from financing activities:
  Proceeds from shareholder borrowings......................   168,445     70,000
  Repayment of notes payable, shareholders..................   (75,897)        --
  Proceeds from issuance of long-term debt..................     6,242     60,000
  Principal payments on long-term debt......................   (20,457)        --
  Principal payments on obligations under capital leases....    (6,825)        --
  Proceeds from issuance of common stock....................   493,750     10,000
  Distributions to shareholders of Castle Room, Inc.........   (13,645)        --
                                                              --------   --------
Net cash provided by financing activities...................   551,613    140,000
                                                              --------   --------
Net increase in cash and cash equivalents...................   139,554     63,085
Cash and cash equivalents, beginning of period..............    63,085         --
                                                              --------   --------
Cash and cash equivalents, end of period....................  $202,639   $ 63,085
                                                              ========   ========

                            See accompanying notes.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS

     Sforza Enterprises Inc. (Sforza) was formed in July 1996 and issued 1,655,000 shares of its common stock in exchange for all of the outstanding shares of common stock of Castle Room, Inc. (formed May 17, 1995), Clematis Bistro Corporation (formed April 12, 1996), and Sushi Enterprises, Inc. (formed July 3, 1996). The exchange was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements include the results of operations from the inception date of May 17, 1995.

     Sforza Enterprises Inc. and subsidiaries (the Company) operate Sforza Ristorante, an upscale Northern Italian restaurant located in downtown West Palm Beach, Florida, which opened for business on February 2, 1996. The Company plans to open two new restaurants, My Martini Grille and a sushi restaurant, in locations adjacent to Sforza Ristorante during 1997.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies used in preparing the accompanying financial statements follows:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Sforza Enterprises Inc. and subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all temporary cash investments with maturities of three months or less, when purchased, to be cash equivalents.

INVENTORIES

     Inventories consist of various food and beverage items which are stated at the lower of cost or market using the first-in, first-out method.

RESTAURANT START-UP COSTS

     The Company defers certain restaurant start-up costs associated with the opening of new restaurants (included in other current assets) and amortizes such costs ratably over twelve months.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the term of the lease, whichever is shorter. Equipment leased under capital leases is amortized over the lives of the respective leases.

ORGANIZATION COSTS

     Organization costs (included in other assets) are amortized by the straight-line method over five years.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

UNEARNED REVENUE

     The Company is obligated to provide meals to individuals pursuant to an agreement with an entity which enrolled such individuals in a restaurant discount program. Amounts received from the entity are recorded as unearned revenue and amortized ratably to income over the term of the agreement.

EARNINGS (NET LOSS) PER COMMON SHARE

     Primary earnings (net loss) per common share is based on the average number of common shares outstanding during each period, assuming the effect of exercising the options (see Note 9) which have an exercise price less than the average market price of common stock (assumed to be $4.25 per share) using the modified treasury stock method. In addition, primary per share amounts include the dilutive effect of common shares issued for cash consideration below the assumed average market price during the one year period prior to July 1997.

     The fully diluted earnings (net loss) per common share calculation assumes the conversion of certain convertible debt instruments issued by the Company subsequent to December 31, 1996 (see Note 9) into shares of common stock.

MANAGEMENT ESTIMATES

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

NOTE 3 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31, 1996:


Operating properties:
  Leasehold improvements....................................  $134,456
  Equipment leased under capital leases.....................    90,873
  Furniture and fixtures....................................   239,063
                                                              --------
                                                               464,392
Less accumulated depreciation and amortization..............   (33,695)
                                                              --------
                                                               430,697
Properties undergoing renovation:
  Leasehold improvements in progress........................    64,673
                                                              --------
                                                              $495,370
                                                              ========


     The Company capitalizes interest on qualifying expenditures in accordance with Statement of Financial Accounting Standards Number 34. Total interest incurred and capitalized for the period May 17, 1995 to December 31, 1995 and for the year ended December 31, 1996 are presented as follows:

                                                               1996     1995
                                                              -------   ----
Interest incurred...........................................  $23,005   $555
Interest capitalized........................................   23,005     --
                                                              -------   ----
  Interest expense, net.....................................  $    --   $555
                                                              =======   ====

     Depreciation and amortization of property and equipment for the year ended December 31, 1996 amounted to $33,695. There was no depreciation or amortization charged for the period May 17, 1995 to December 31, 1995 as assets were placed in service in 1996. Included in other assets at December 31, 1996 is $231,801 in deposits on pending restaurant property and equipment purchases.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

NOTE 4 -- DESCRIPTION OF LEASING ARRANGEMENTS

     The Company operates primarily in facilities leased from an entity partially owned by certain of the Company's shareholders under three separate leases. The leases have specified monthly payments over their ten-year terms and require the Company to pay its proportionate share of common area maintenance costs and real estate taxes. Certain of the Company's shareholders have personally guaranteed an amount aggregating $125,000 in lieu of cash security deposits. The Company leases certain equipment from unrelated parties under capital leases. The consolidated balance sheet at December 31, 1996 includes the following regarding equipment leased under capital leases:

Equipment leased under capital leases.......................  $90,873
Accumulated amortization....................................   (4,991)
                                                              -------
                                                              $85,882
                                                              =======

     Minimum annual rentals for leases in effect at December 31, 1996 follow:

                                                             EQUIPMENT UNDER    OPERATING
YEAR ENDING DECEMBER 31,                                      CAPITAL LEASES     LEASES
------------------------                                     ----------------   ---------
  1997.....................................................      $32,859         $ 58,125
  1998.....................................................       32,859           62,625
  1999.....................................................       26,694           67,125
  2000.....................................................       22,508           71,625
  2001.....................................................           --           76,125
  Thereafter...............................................           --          357,375
                                                                 -------         --------
Total minimum rentals......................................      114,920         $693,000
                                                                                 ========
Less interest portion......................................      (30,872)
                                                                 -------
Present value of net minimum rentals.......................      $84,048
                                                                 =======

     Total rent expense under operating leases for the year ended December 31, 1996 amounted to $80,410. There was no rent expense for the period May 17, 1995 to December 31, 1995.

NOTE 5 -- LONG-TERM DEBT

     Long-term debt includes the following at December 31, 1996:

  Note payable, requires monthly payments of principal and
     interest at prime plus 2%, 10.25% at December 31, 1996,
     and is due in 1998. The note is uncollateralized and
     personally guaranteed by certain shareholders..........  $ 41,986

  Note payable, requires monthly payments of principal and
     interest at 12%, and is due in 1997. The note is
     collateralized by certain equipment....................     3,799

  Notes payable, shareholders, represents loans from certain shareholders for working capital purposes pursuant to
     uncollateralized notes which are due in monthly
     installments of principal and interest at 10% through
     January 1998. Interest incurred on such notes amounted
     to $13,758 for 1996....................................    99,103
                                                              --------
                                                              $144,888
                                                              ========

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

     Principal payments due on long-term debt in each of the years subsequent to December 31, 1996 follow:

YEAR ENDING DECEMBER 31,                                       AMOUNT
------------------------                                      --------
  1997......................................................  $114,874
  1998......................................................    30,014
                                                              --------
                                                              $144,888
                                                              ========

NOTE 6 -- DUE TO SHAREHOLDERS

     Due to shareholders represents outstanding borrowings from certain shareholders for working capital purposes. Such borrowings are uncollateralized, non-interest bearing, and due on demand.

NOTE 7 -- INCOME TAXES

     The shareholders of Castle Room, Inc. elected for it to be treated as an S Corporation for federal income tax purposes, whereby taxable income or loss is apportioned among shareholders rather than taxed directly to the corporation. Accordingly, the financial statements for the period May 17, 1995 to December 31, 1995 do not reflect a provision for income taxes.

     Effective July 29, 1996, in connection with the exchange of shares between the shareholders of Castle Room, Inc. and Sforza Enterprises Inc. (see Note 1), Castle Room, Inc. became a wholly-owned subsidiary of Sforza Enterprises Inc. and no longer qualified for treatment as an S Corporation for federal income tax purposes for periods subsequent to July 29, 1996. The Company filed a consolidated federal income tax return for the period July 29, 1996 to December 31, 1996.

     The income tax provision for the year ended December 31, 1996 consists as follows:

                                                         CURRENT    DEFERRED    TOTAL
                                                         -------    --------    ------
Federal................................................  $11,791    $(5,881)    $5,910
State..................................................    3,596       (187)     3,409
                                                         -------    -------     ------
                                                         $15,387    $(6,068)    $9,319
                                                         =======    =======     ======

     A reconciliation of the effective income tax rate with the U.S. statutory income tax rate is presented as follows:

U.S. statutory rate.........................................   34.0%
S Corporation income of subsidiary taxed directly to
  shareholders..............................................  (20.2)
Surtax bracket difference...................................   (7.5)
State income tax, net of federal benefit....................     .8
Other.......................................................   (1.1)
                                                              -----
Effective income tax rate...................................    6.0%
                                                              =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES carryforwards. The following is a summary of the significant components of the Company's net deferred tax assets and liabilities as of December 31, 1996:

                                                                  NET DEFERRED TAX
                                                              -------------------------
                                                               ASSETS      LIABILITIES
TEMPORARY DIFFERENCE/TAX CARRYFORWARD                         (CURRENT)   (NON-CURRENT)
-------------------------------------                         ---------   -------------
Capitalized interest per financial statements...............   $    --       $ 8,650
Depreciation difference.....................................        --        (1,135)
Accrued expenses not deducted...............................     8,004            --
Tax inventories over financial statement amount.............       790            --
Tax credit carryforward.....................................     4,789            --
                                                               -------       -------
                                                               $13,583       $ 7,515
                                                               =======       =======

NOTE 8 -- SUPPLEMENTAL STATEMENT OF CASH FLOWS INFORMATION

     Supplemental statement of cash flows information for the year ended December 31, 1996 and the period May 17, 1995 to December 31, 1995 follows:

                                                               1996      1995
                                                              -------   -------
Non-cash investing and financing activities:
  Equipment recorded under capital leases...................  $90,873   $    --
                                                              =======   =======
Cash payments for:
  Interest..................................................  $22,697   $    --
                                                              =======   =======
  Income taxes..............................................  $    --   $    --
                                                              =======   =======

NOTE 9 -- SUBSEQUENT EVENTS

PREFERRED STOCK

     During May 1997, the Company amended its articles of incorporation to authorize the issuance of up to 400,000 shares of preferred stock and issued 160,000 shares of Series A convertible preferred stock (the Series A shares) for $400,000. The Series A shares have a liquidation preference of $2.50 per share and carry a cumulative dividend of ten percent (10%) per annum. Upon the completion of a public offering of the Company's common stock (see below), 80,000 of the Series A shares will convert into 80,000 common shares while the other 80,000 Series A shares will be redeemed for $400,000 with proceeds from the public offering.

MANAGEMENT AGREEMENT

     On June 1, 1997, the Company consummated a one-year agreement with Unique Restaurant Concepts, Inc. (URCI) for the management of its restaurants (see Note
1). URCI provided management services pursuant to an informal agreement from February through May 1997. Under these arrangements, URCI's management fees will total $58,000 through October 31, 1997. Thereafter, URCI will receive a fee equal to one percent of net sales plus twenty percent of the net operating profit of the restaurants as defined in the agreement.

FIXED RATE PROMISSORY NOTE

     During 1997, the Company borrowed $250,000 pursuant to a fixed rate promissory note. The note is payable to a principal of the company which manages its restaurants (see above), is collateralized by substantially all of the Company's assets, bears interest at 15% and is due on demand. In addition, repayment of the note is guaranteed by certain shareholders. On June 1, 1997, the terms of the loan were modified to

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES convert $125,000 of the principal balance into 40,000 shares of common stock with the remaining $125,000 payable on demand.

STOCK OPTION PLAN

     On June 1, 1997, the Company adopted the equity incentive plan (the Plan) which provides for the granting of options to key employees and consultants to purchase up to 285,000 shares of the Company's common stock. No options were granted pursuant to the Plan.

COMMON STOCK ISSUANCE

     Subsequent to December 31, 1996, the Company issued 25,000 shares of its common stock for total proceeds of $31,250 ($1.25 per share).

REGISTRATION STATEMENT

     The Company expects to file a registration statement with the Securities and Exchange Commission to offer 1,250,000 units (consisting of 1,250,000 shares of its common stock and 1,250,000 warrants to purchase shares of common stock) at a price of $4.25 per unit.

FUNDING AGREEMENT

     On July 1, 1997, the Company consummated a funding agreement with an affiliate of URCI and four limited partnerships which have been formed or are expected to be formed each for the purpose of owning and operating a restaurant. One of the restaurants opened in May 1997 and the others are expected to be constructed and opened as soon as possible thereafter.


     Under the funding agreement, the Company will provide $3,000,000 of the proceeds from its proposed initial public offering (see above) to the limited partnerships to fund the construction and opening of the restaurants in exchange for a 51% equity interest in each of the limited partnerships. Management of the restaurants will be provided by URCI pursuant to separate management agreements. The funding agreement provides for URCI to manage such restaurants as long as the Company maintains an equity ownership interest therein. The Company expects to account for the investments using the equity method of accounting.



     In addition, on July 1, 1997, the Company granted to URCI options to purchase 150,000 shares of its common stock at an exercise price of $2.50 per share which will be exercisable through December 31, 1999. Such grant will result in a charge to earnings of approximately $260,000. Under the terms of the option agreement, no options or shares issued pursuant to the option agreement may be sold or transferred prior to March 31, 1999.


     In the event the Company's initial public offering is not completed by October 31, 1997, the funding agreement will terminate.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 JUNE 30, 1997

                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $  110,502
  Accounts receivable.......................................       6,459
  Inventories...............................................      94,385
  Deferred income taxes.....................................      13,583
  Other current assets......................................     239,702
                                                              ----------
          Total current assets..............................     464,631
Property and equipment, net.................................     913,007
Other assets, net...........................................     225,185
                                                              ----------
          Total assets......................................  $1,602,823
                                                              ==========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable..............................................  $  125,000
  Accounts payable..........................................      76,372
  Accrued expenses..........................................      97,604
  Income taxes payable......................................         300
  Current portion of long-term debt.........................      25,528
  Current portion of obligations under capital leases.......      21,156
                                                              ----------
          Total current liabilities.........................     345,960
Long-term debt, net.........................................      15,584
Obligations under capital leases, net.......................      53,597
Deferred income taxes.......................................       7,515
                                                              ----------
          Total liabilities.................................     422,656
                                                              ----------
Series A convertible preferred stock........................     400,000
                                                              ----------
Common shareholders' equity:
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 2,040,000 shares issued and outstanding....      20,400
     Additional paid-in capital.............................     646,150
     Retained earnings......................................     113,617
                                                              ----------
          Total common shareholders' equity.................     780,167
                                                              ----------
          Total liabilities and shareholders' equity........  $1,602,823
                                                              ==========

            See notes to interim consolidated financial statements.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                                                 1997            1996
                                                              ----------      ----------
Net sales...................................................  $2,679,903      $  925,555
                                                              ----------      ----------
Cost and expenses:
  Cost of sales.............................................   1,524,705         470,920
  Operating expenses........................................   1,129,779         349,920
  Interest expense, net.....................................      24,500              --
                                                              ----------      ----------
          Total cost and expenses...........................   2,678,984         820,840
                                                              ----------      ----------
Income before other income..................................         919         104,715
Other income, net...........................................          87             160
                                                              ----------      ----------
Income before provision for income taxes....................       1,006         104,875
Income tax expense..........................................         300              --
                                                              ----------      ----------
     Net income.............................................  $      706      $  104,875
                                                              ==========      ==========
Earnings per common share:
  Primary...................................................  $       --      $      .05
                                                              ==========      ==========
  Fully diluted.............................................  $       --      $      .05
                                                              ==========      ==========
Weighted average common shares outstanding:
  Primary...................................................   2,085,698       1,986,363
                                                              ==========      ==========
  Fully diluted.............................................   2,199,068       2,106,363
                                                              ==========      ==========

            See notes to interim consolidated financial statements.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                                                                1997        1996
                                                              ---------   ---------
Cash flows from operating activities:
  Net income................................................  $     706   $ 104,875
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................     65,123      16,303
     Increase in accounts receivable........................     (4,221)       (924)
     Increase in inventories................................    (55,724)    (33,451)
     (Increase) decrease in other current assets............   (184,873)      4,615
     Increase in accounts payable...........................     75,455       2,668
     Increase in accrued expenses...........................     12,623      38,619
     Decrease in unearned revenue...........................    (61,759)     (9,797)
     Decrease in income taxes payable.......................    (15,087)         --
                                                              ---------   ---------
Net cash provided by (used in) operating activities.........   (167,757)    122,908
                                                              ---------   ---------
Cash flows from investing activities:
  Purchases of property and equipment.......................   (482,633)   (178,793)
  (Increase) decrease in other assets.......................     53,520      (1,399)
                                                              ---------   ---------
Net cash used in investing activities.......................   (429,113)   (180,192)
                                                              ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................    156,250          --
  Proceeds from issuance of preferred stock.................    400,000          --
  Proceeds from notes payable, shareholders.................         --     105,000
  Other debt issuance proceeds..............................    133,250       6,242
  Repayment of due to shareholders..........................    (63,445)         --
  Repayment of notes payable, shareholders..................    (99,103)         --
  Principal payments on long-term debt......................    (12,924)     (9,434)
  Principal payments on obligations under capital leases....     (9,295)         --
  Distributions to shareholders of Castle Rock, Inc.........         --     (13,645)
                                                              ---------   ---------
Net cash provided by financing activities...................    504,733      88,163
                                                              ---------   ---------
Net increase (decrease) in cash and cash equivalents........    (92,137)     30,879
Cash and cash equivalents, beginning of period..............    202,639      63,085
                                                              ---------   ---------
Cash and cash equivalents, end of period....................  $ 110,502   $  93,964
                                                              =========   =========
Total interest paid during the period.......................  $  13,611   $  12,620
                                                              =========   =========
Total income taxes paid during the period...................  $  15,387   $      --
                                                              =========   =========

            See notes to interim consolidated financial statements.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION

     The consolidated statements as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements for these interim periods have been included. The results of the interim period ended June 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year ending December 31, 1997.

SIGNIFICANT TRANSACTIONS

FIXED RATE PROMISSORY NOTE

     During 1997, the Company borrowed $250,000 pursuant to a fixed rate promissory note. The note is payable to a principal of the Company which manages its restaurants (see below), is collateralized by substantially all of the Company's assets, bears interest at 15% and is due on demand. In addition, repayment of the note is guaranteed by certain shareholders. On June 1, 1997, the terms of the loan were modified to convert $125,000 of the principal balance into 40,000 shares of common stock with the remaining $125,000 payable on demand.

COMMON STOCK ISSUANCE

     During January 1997, the Company issued 25,000 shares of its common stock for total proceeds of $31,250 ($1.25 per share).

PREFERRED STOCK

     During May 1997, the Company amended its articles of incorporation to authorize the issuance of up to 400,000 shares of preferred stock and issued 160,000 shares of Series A convertible preferred stock (the Series A shares) for $400,000. The Series A shares have a liquidation preference of $2.50 per share and carry a cumulative dividend of ten percent (10%) per annum.

     Upon the completion of a public offering of the Company's common stock (see below), 80,000 of the Series A shares will convert into 80,000 common shares while the other 80,000 Series A shares will be redeemed for $400,000 with proceeds from the public offering. The Series A shares are classified as temporary equity in the consolidated balance sheet at June 30, 1997. The redemption of the 80,000 Series A shares will result in a $200,000 preferred stock dividend which will be recorded as a deduction from earnings attributable to common shareholders. The conversion of the remaining 80,000 Series A shares will result in a $200,000 increase in common shareholders' equity. If the initial public offering does not occur by January 1, 1998, the Series A shares will be redeemed at cost plus four percent.

     Accrued dividends to preferred shareholders approximating $4,400 were charged to other income, net in the accompanying statement of income for the six months ended June 30, 1997.

MANAGEMENT AGREEMENT

     On June 1, 1997, the Company consummated a one-year agreement with Unique Restaurant Concepts, Inc. (URCI) for the management of its Company-owned restaurants. URCI provided management services pursuant to an informal agreement from February through May 1997. Under these arrangements, URCI's management fees will total $58,000 through October 31, 1997. Thereafter, URCI will receive a fee equal to one percent of net sales plus twenty percent of the net operating profit of the restaurants as defined in the agreement.

                    SFORZA ENTERPRISES INC. AND SUBSIDIARIES

STOCK OPTION PLAN

     On June 1, 1997, the Company adopted the equity incentive plan (the Plan) which provides for the granting of options to key employees and consultants to purchase up to 285,000 shares of the Company's common stock. No options were granted pursuant to the Plan.

SUBSEQUENT EVENTS

REGISTRATION STATEMENT

     The Company expects to file a registration statement with the Securities and Exchange Commission to offer 1,250,000 units (consisting of 1,250,000 shares of its common stock and 1,250,000 warrants to purchase shares of common stock) at a price of $4.25 per unit.

FUNDING AGREEMENT

     On July 1, 1997, the Company consummated a funding agreement with an affiliate of URCI and four limited partnerships which have been formed or are expected to be formed each for the purpose of owning and operating a restaurant. One of the restaurants opened in May 1997 and the others are expected to be constructed and opened as soon as possible thereafter.


     Under the funding agreement, the Company will provide $3,000,000 of the proceeds from its proposed initial public offering (see above) to the limited partnerships to fund the construction and opening of the restaurants in exchange for a 51% equity interest in each of the limited partnerships. Management of the restaurants will be provided by URCI pursuant to separate management agreements. The funding agreement provides for URCI to manage such restaurants as long as the Company maintains an equity ownership interest therein. The Company expects to account for the investments using the equity method of accounting.



     In addition, on July 1, 1997, the Company granted to URCI options to purchase 150,000 shares of its common stock at an exercise price of $2.50 per share which will be exercisable through December 31, 1999. Such grant will result in a charge to earnings of approximately $260,000. Under the terms of the option agreement, no options or shares issued pursuant to the option agreement may be sold or transferred prior to March 31, 1999.


     In the event the Company's initial public offering is not completed by October 31, 1997, the funding agreement will terminate.

EARNINGS PER COMMON SHARE

     Primary earnings per common share is based on the average number of common shares outstanding during each period, assuming the effect of exercising warrants which have an exercise price less than the average market price of common stock (assumed to be $4.25 per share) using the modified treasury stock method. In addition, primary per share amounts include the dilutive effect of common shares issued for cash consideration below the assumed average market price during the one year period prior to July 1997.

     The fully diluted earnings per common share calculation assumes the conversion of the convertible promissory note and convertible Series A shares, issued by the Company subsequent to December 31, 1996, into shares of common stock. The net income for the six months ended June 30, 1997 used in the fully diluted calculation was adjusted for accrued preferred stock dividends and interest incurred on the convertible promissory note, net of tax benefits.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE UNITS BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Summary...............................     3
Risk Factors..........................     7
Use of Proceeds.......................    14
Dividend Policy.......................    14
Dilution..............................    14
Selected Financial Data...............    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17
Business..............................    21
Management............................    27
Principal Shareholders................    30
Certain Transactions..................    31
Description of Securities.............    33
Shares Eligible for Future Sale.......    36
Underwriting..........................    38
Legal Matters.........................    39
Experts...............................    40
Available Information.................    40
Index to Financial Statements.........   F-1


                             ---------------------
  UNTIL NOVEMBER   , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ======================================================
             ======================================================
                                     SFORZA
                                ENTERPRISES INC.
                                1,250,000 SHARES
                                OF COMMON STOCK
                                 AND 1,250,000
                              REDEEMABLE WARRANTS
                              --------------------

                                   PROSPECTUS
                              --------------------
                       JOSEPH CHARLES & ASSOCIATES, INC.

                            J.W. BARCLAY & CO., INC.
                                OCTOBER   , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850(1) of the Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a Florida corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

     In the case of proceedings by or in the right of the corporation, Section 607.0850(2) of the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claims as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity.

     Section 607.0850 further provides that to the extent a director, officer, employee or agent of a corporation is successful on the merits or in the defense of any proceeding referred to in subsections (1) or (2) of Section 607.0850 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that the corporation may advance such expenses; that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under such Section 607.0850.

     Section 607.0850 of the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that such person's actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in favor or in a proceeding by or in the right of a shareholder.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the Company's estimates (other than the Commission registration fee) of the expenses in connection with the issuance and distribution of the shares of Common Stock being registered:


Securities and Exchange Commission registration fee.........  $  3,316
NASD filing fee.............................................     1,006
NASDAQ listing fee..........................................     8,040
Printing expenses...........................................    75,000
Legal fees and expenses.....................................    75,000
Accounting fees and expenses................................    45,000
Blue sky fees and expenses..................................    50,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous expenses......................................    12,638
          Total.............................................  $275,000
                                                              ========


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     Since the Company's inception, the Company has sold unregistered securities in the amounts, at the times and for the aggregate amounts of consideration listed as follows:

     In July 1996 the Company sold (i) 802,500 shares of Common Stock to Joseph
C. Visconti in consideration for the transfer by Mr. Visconti to the Company of 250 shares of the common stock of Castle Room, Inc., and (ii) 802,500 shares of Common Stock to Dale J. Brisson in consideration for the transfer by Mr. Brisson to the Company of 250 shares of the common stock of Castle Room, Inc.

     Between August and January 1997 the Company sold 420,000 common shares in the aggregate to the following persons at a price of $1.25 per share, paid in cash.

                                    NAME                              SHARES
                                    ----                              -------
   1.   Gerald J. Visconti Jr.......................................  107,000
   2.   Patrick L. Amarante.........................................  100,000
   3.   James M. Hall...............................................  100,000
   4.   Milton H. Barbarosh.........................................   20,000
   5.   Eric and Ann Fishman........................................   20,000
   6.   Allan R. Lyons..............................................   20,000
   7.   Robert M. Samuels...........................................   20,000
   8.   Suzanne M. Trapani..........................................   19,000
   9.   Richard A. Rappaport........................................   10,000
  10.   Robert and Aby Schmeltzer...................................    4,000

     In June 1997 the Company sold 40,000 shares to Daniel S. Catalfumo at a price of $3.125 per share.

     Several of the investors listed above have acquired or sold shares of the Company's Common Stock in private transactions in 1997.

     On August 21, 1996 Joseph C. Visconti transferred 7,000 common shares to Suzanne M. Trapani.

     On December 27, 1996 Joseph C. Visconti transferred 12,500 common shares to Robert D. Hall.

     On December 28, 1996 Dale J. Brisson transferred 12,500 common shares to Robert D. Hall.

     On December 28, 1996 Dale J. Brisson transferred 15,000 common shares to Charles V. Maida Jr.

     On December 28, 1996 Joseph C. Visconti transferred 15,000 common shares to Charles V. Maida Jr.

     On June 1, 1997 Dale J. Brisson transferred 12,500 common shares to James
M. Hall.

     On June 1, 1997 Joseph C. Visconti transferred 12,500 common shares to James M. Hall.

     On July 10, 1997 Gerald J. Visconti Jr. transferred 3,077 common shares to John U. Harrold.

     On August 21, 1997 Charles V. Maida Jr. transferred 1,000 common shares to Robert D. Rhoades.

     On August 27, 1997 Charles V. Maida Jr. transferred 500 common shares to Paul Hollis.

     Prices for all of the foregoing private transfers ranged from $2.00 to $4.00.

     In May 1997 the Company sold 160,000 shares of Series A Preferred Stock to CBM of America, Inc. (80,000 shares), Lawrence M. Dezenzo Revocable Trust f/b/o Lawrence M. Dezenzo, Trustee (40,000 shares) and Bruce J. Simonson (40,000 shares) in a private placement for $400,000 in the aggregate.

     The Securities issued by the Company in the foregoing transactions were not registered under the Securities Act of 1933 in reliance upon exemptions contained in Section 4(2) thereof.

ITEM 27.  EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Form of Underwriting Agreement (with form of Underwriter's
               Warrant)
 3.1       --  Articles of Incorporation, as amended
 3.2       --  Bylaws
 4.1       --  Specimen Common Stock Certificate
 4.2       --  Specimen Redeemable Warrant
 4.3       --  Form of Warrant Agreement
 4.4       --  Fixed Rate Promissory Note in principal amount of $250,000 dated January 31, 1997 payable to Unique Restaurant Concepts
               Ltd.
 4.5       --  Fixed Rate Promissory Note in principal amount of $125,000 dated June 1, 1997 payable to Daniel S. Catalfumo
 4.6       --  Promissory Note in the principal amount of $60,000 dated
               December 1, 1995 by the Company payable to First Union
               National Bank of Florida
 4.7       --  Form of Stock Option Agreement dated July 1, 1997 between the Company and Unique Restaurant Concepts Ltd.
 5         --  Form of Opinion of Mirkin & Woolf, P.A.
10.1       --  1997 Equity Incentive Plan
10.2       --  Certificate of registration of My Martini Grille as a
               servicemark
10.3       --  Certificate of registration of Sforza Ristorante as a
               servicemark
10.4       --  Office lease
10.5       --  Sforza Ristorante lease
10.6       --  My Martini Grille lease
10.7       --  Planned sushi restaurant lease
10.8       --  Management and Consulting Agreement, as amended
10.9       --  Funding Agreement, as amended
10.10      --  Form of Lock-up Agreement
21         --  Subsidiaries of the Registrant
24.1       --  Consent of Templeton & Company, P.A.
24.2       --  Consent of Mirkin & Woolf, P.A. (contained in Exhibit 5)
25         --  Power of Attorney (included on signature page)
27         --  Financial Data Schedule (for SEC use only)

ITEM 28.  UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

             (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value or securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To provide to the Underwriter at the Closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     B. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time the Commission declared it effective.

     D. For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of West Palm Beach, State of Florida, on the 17th day of October, 1997.


                                          SFORZA ENTERPRISES INC.

                                          By:     /s/ DALE J. BRISSON
                                          --------------------------------------
                                                     Dale J. Brisson
                                                        President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dale J. Brisson and Gerald J. Visconti Jr. his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone may lawfully do or cause to be done by virtue thereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                 /s/ DALE J. BRISSON                     President, Chief Executive    October 17, 1997
-----------------------------------------------------      Officer and Director
                   Dale J. Brisson

             /s/ GERALD J. VISCONTI JR.                  Vice President, Chief         October 17, 1997
-----------------------------------------------------      Financial Officer,
               Gerald J. Visconti Jr.                      (Principal Accounting
                                                           Officer), Secretary and
                                                           Director

               /s/ DANIEL S. CATALFUMO                   Director                      October 17, 1997
-----------------------------------------------------
                 Daniel S. Catalfumo

                  /s/ DENNIS R. MAX                      Director                      October 17, 1997
-----------------------------------------------------
                    Dennis R. Max

               /s/ BURTON M. RAPOPORT                    Director                      October 17, 1997
-----------------------------------------------------
                 Burton M. Rapoport

               /s/ JOSEPH C. VISCONTI                    Director                      October 17, 1997
-----------------------------------------------------
                 Joseph C. Visconti

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
 1        --   Form of Underwriting Agreement (with form of Underwriter's
               Warrant)
 3.1      --   Articles of Incorporation, as amended
 3.2      --   Bylaws
 4.1      --   Specimen Common Stock Certificate
 4.2      --   Specimen Redeemable Warrant
 4.3      --   Form of Warrant Agreement
 4.4      --   Fixed Rate Promissory Note in principal amount of $250,000 dated January 31, 1997 payable to Unique Restaurant Concepts
               Ltd.
 4.5      --   Fixed Rate Promissory Note in principal amount of $125,000 dated June 1, 1997 payable to Daniel S. Catalfumo
 4.6      --   Promissory Note in the principal amount of $60,000 dated
               December 1, 1995 by the Company payable to First Union
               National Bank of Florida
 4.7      --   Form of Stock Option Agreement dated July 1, 1997 between
               the Company and Unique Restaurant Concepts Ltd.
 5        --   Form of Opinion of Mirkin & Woolf, P.A.
10.1      --   1997 Equity Incentive Plan
10.2      --   Certificate of registration of My Martini Grille as a
               servicemark
10.3      --   Certificate of registration of Sforza Ristorante as a
               servicemark
10.4      --   Office lease
10.5      --   Sforza Ristorante lease
10.6      --   My Martini Grille lease
10.7      --   Planned sushi restaurant lease
10.8      --   Management and Consulting Agreement, as amended
10.9      --   Funding Agreement, as amended
10.10     --   Form of Lock-up Agreement
21        --   Subsidiaries of the Registrant
24.1      --   Consent of Templeton & Company, P.A.
24.2      --   Consent of Mirkin & Woolf, P.A. (contained in Exhibit 5)
25        --   Power of Attorney (included on signature page)
27        --   Financial Data Schedule